                                                  Filed Pursuant to Rule 424(b)4
                                                              Reg. No. 333-45339

PROSPECTUS                                                        March 11, 1998
--------------------------------------------------------------------------------

                                3,400,000 Shares

                                     [LOGO]

                                  Common Stock
------------------------------------------------------------

Of the 3,400,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), offered hereby (the "Offering"), 400,000 shares are being sold by Barr Laboratories, Inc. ("Barr" or the "Company") and 3,000,000 shares are being sold by certain selling stockholders (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

The Common Stock is listed on the New York Stock Exchange under the symbol "BRL." On March 10, 1998, the last reported sales price for the Common Stock on the New York Stock Exchange was $36 per share. See "Price Range of Common Stock."

FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 7-12.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                               Proceeds to
                                Price to  Underwriting Discounts       Proceeds to                 Selling
                                  Public      and Commissions(1)        Company(2)         Stockholders(2)
----------------------------------------------------------------------------------------------------------
Per Share                         $35.50                   $1.73            $33.77                  $33.77
----------------------------------------------------------------------------------------------------------
Total(3)                    $120,700,000              $5,882,000       $13,508,000            $101,310,000
----------------------------------------------------------------------------------------------------------

(1) THE COMPANY AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."

(2) BEFORE DEDUCTING EXPENSES OF THE OFFERING PAYABLE BY THE COMPANY AND THE SELLING STOCKHOLDERS ESTIMATED AT $58,824 AND $441,176, RESPECTIVELY.

(3) THE COMPANY AND THE SELLING STOCKHOLDERS HAVE GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 480,000 ADDITIONAL SHARES OF COMMON STOCK IN THE CASE OF THE SELLING STOCKHOLDERS AND UP TO 30,000 ADDITIONAL SHARES IN THE CASE OF THE COMPANY ON THE SAME TERMS PER SHARE SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO PUBLIC WILL BE $138,805,000, THE TOTAL UNDERWRITING DISCOUNTS AND COMMISSIONS WILL BE $6,764,300, THE TOTAL PROCEEDS TO THE COMPANY WILL BE $14,521,100 AND THE TOTAL PROCEEDS TO SELLING STOCKHOLDERS WILL BE $117,519,600. SEE "UNDERWRITING."

The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of the certificates therefor will be made at the offices of SBC Warburg Dillon Read Inc., New York, New York on or about March 16, 1998. The Underwriters include:

SBC WARBURG DILLON READ INC.                        DONALDSON, LUFKIN & JENRETTE
                                                              SECURITIES
CORPORATION

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Certain information, as of particular dates, concerning the Company's directors and officers, their compensation, the principal holders of securities of the Company and any material interests of such persons in transactions with the Company is discussed in proxy statements of the Company distributed to stockholders of the Company and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following regional offices of the
Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Branch of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain of these materials may also be obtained via the Commission's Website (http://www.sec.gov). In addition, such reports, proxy statements and other information can be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto, as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Public Reference Branch of the Commission upon payment at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents which have been filed by the Company with the Commission are incorporated by reference in this Prospectus: (a) the Company's Annual Report on Form 10-K for the year ended June 30, 1997, except for Item 8;
(b) the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997; (c) the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1997; (d) the Company's Current Report on Form 8-K dated February 25, 1998; and (e) the Company's Current Report on Form 8-K dated March 9, 1998.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus or any Prospectus Supplement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference in this Prospectus or any Prospectus Supplement shall be deemed to be modified or superseded for all purposes of this Prospectus or such Prospectus Supplement to the extent that a statement contained herein, therein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein or in such Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

    The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to: Paul M. Bisaro, Secretary, Barr Laboratories, Inc., Two Quaker Road, P.O. Box 2900, Pomona, New York 10970-0519; telephone number (914) 362-1100.

    The Barr "b" and "ESP" are registered trademarks of the Company in the United States. All other trademarks and registered trademarks used in this Prospectus are property of their respective owners.

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN INCLUDING INFORMATION UNDER "RISK FACTORS." UNLESS OTHERWISE INDICATED, ALL REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" OR "BARR" REFER TO BARR LABORATORIES, INC. AND ITS CONSOLIDATED SUBSIDIARIES. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. REFERENCES IN THIS PROSPECTUS TO THE COMPANY'S FISCAL YEAR REFER TO THE TWELVE MONTH PERIOD ENDING ON JUNE 30TH OF EACH YEAR.

                                  THE COMPANY

    Barr is an established pharmaceutical company engaged in the development, manufacture and marketing of generic and proprietary prescription pharmaceuticals. The Company currently markets 66 products, representing various dosage strengths and product forms of 33 chemical entities. Of these products, 29 have been launched since the beginning of 1996. The Company sells 15 products where its market share in terms of units dispensed is greater than 40%. The Company's product line is concentrated primarily on six core therapeutic categories: oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutic. Barr generated revenues of $341.5 million and net income of $32.2 million for the twelve months ended December 31, 1997.

    The Company's business strategy is to develop pharmaceutical products which present barriers to entry that may limit competition, and therefore, offer longer product life-cycles and/or higher potential profitability. The characteristics of the products that the Company pursues may include: (i) the need for specialized manufacturing capabilities; (ii) difficulty in raw material sourcing; (iii) complex formulation or development characteristics; (iv) regulatory or legal challenges; or (v) sales and marketing challenges. The Company's business strategy has three core components: (i) developing and marketing generic pharmaceuticals that have one or more barriers to entry; (ii) challenging patents protecting certain brand pharmaceuticals where the Company believes that such patents are either invalid, unenforceable or not infringed by the Company's product; and (iii) developing and introducing proprietary pharmaceuticals that will have some market exclusivity.

    The Company's largest selling product is Tamoxifen, the generic version of Nolvadex-Registered Trademark-, which is used to treat advanced breast cancer as well as impede the recurrence of tumors following surgery. Tamoxifen accounted for $195.7 million, or 76% of the Company's net product sales during fiscal 1997. Barr's product accounted for 76% of the total units dispensed in the United States for the twelve months ended September 30, 1997. In 1993, as a result of a settlement of a patent challenge against the innovator of Tamoxifen, the Company entered into a non-exclusive supply and distribution agreement (the "Tamoxifen Agreement"). Under the terms of the Tamoxifen Agreement, Barr purchases Tamoxifen directly from the innovator and sells it as a generic product. The Company is the only distributor of Tamoxifen in the United States other than the innovator. Although the Company is a non-exclusive distributor, the Tamoxifen Agreement provides that should an additional distributor or distributors be selected by the innovator, Barr will be granted terms no less favorable than those granted to any subsequent distributor. Furthermore, the Company has a tentatively approved Abbreviated New Drug Application ("ANDA") for the manufacture of Tamoxifen. Therefore, at the time of patent expiration in August 2002 (or should another company's patent challenge succeed), Barr will be permitted to begin the direct manufacture of Tamoxifen. Manufacturing Tamoxifen would lower significantly Barr's cost of goods for this product and the Company believes its profit margins on Tamoxifen would improve.

    The Company's most significant recent product introduction is Warfarin Sodium, which was launched by the Company in July 1997. Warfarin Sodium is the generic equivalent of DuPont Merck's Coumadin-Registered Trademark-, an anti-coagulant which is given to patients with heart disease and/or high risk of stroke. Coumadin had U.S. sales of approximately $500 million for the twelve months ended September 30, 1997. Although another generic competitor has received an ANDA approval for Warfarin Sodium, Barr is currently the only company marketing a generic equivalent of Warfarin Sodium. The Company believes that there will be limited generic competition for this product because of a number of barriers to entry, including difficulty of sourcing raw material, the need for specialized manufacturing facilities, and marketing barriers created by DuPont Merck to oppose generic substitution.

    In January 1997, the Company and the innovator of ciprofloxacin settled pending patent litigation. Ciprofloxacin is the generic equivalent of Bayer's Cipro-Registered Trademark-, which is used to treat lower respiratory, skin, bone and joint, and urinary tract infections. Ciprofloxacin had U.S. sales of approximately $685 million in 1996. As part of the settlement of the patent challenge, the Company entered into a contingent, non-exclusive supply agreement (the "Ciprofloxacin Agreement") which ends with the expiration of the patent in December 2003. Under the Ciprofloxacin Agreement, the innovator has the option to make payments to Barr or to provide Barr with ciprofloxacin that Barr would market as a generic pursuant to a license from the innovator. In January 1997, the Company received an initial cash payment of $24.6 million in connection with the Ciprofloxacin Agreement. If the innovator chooses not to provide the product to Barr, the annual value recognized by Barr would approximate the value of the initial payment.

    The Company currently has under development more than 40 pharmaceutical products, representing more than 30 chemical entities. The Company has six ANDAs and two ANDA supplements pending at the U.S. Food and Drug Administration ("FDA") for products that had U.S. industry sales of approximately $2 billion for the twelve months ended September 30, 1997. In addition, prior to December 31, 1998, Barr anticipates filing twelve ANDAs and two ANDA supplements for products which had U.S. industry sales in excess of $2 billion for the twelve months ended September 30, 1997. Of these 22 products, the Company anticipates receiving FDA approval for at least five products by the end of calendar 1998. One of the pending ANDAs is for fluoxetine, the generic equivalent of Eli Lilly's anti-depressant Prozac-Registered Trademark-, which is subject to an ongoing patent challenge. Prozac had U.S. sales of approximately $1.7 billion for the twelve months ended September 30, 1997. The Company anticipates that a trial on the patent claims at issue will commence in the second half of calendar 1998. The Company has three additional patent cases in active development and three of the ANDAs expected to be filed in calendar 1998 relate to such patent cases. In addition, the Company, in conjunction with strategic partners, has four proprietary products in various stages of development. A New Drug Application ("NDA") has been filed by Barr's partner on one of these products, and the Company anticipates that its partner will receive regulatory approval for such product before the end of calendar 1998.

    The Company competes primarily in the generic pharmaceutical industry. Generic pharmaceuticals represent an increasing proportion of medicines dispensed in the United States. In 1995, the U.S. generic pharmaceutical industry had total U.S. sales of approximately $9 billion. The Company believes that the generic pharmaceutical market will grow, driven by two primary factors. The first factor is the future commercialization of generic equivalents of drugs with patents that (i) have already expired or (ii) will expire over the next several years. Industry sources estimate that pharmaceuticals with 1996 U.S. sales in excess of $6 billion are already off-patent and have no generic competition. In addition, industry sources estimate that, through the year ended 2002, branded drugs with 1996 U.S. sales of approximately $11 billion will lose patent protection. The Company believes a second factor driving growth will be increasing rates at which generic pharmaceuticals are substituted for branded drugs.

                                  THE OFFERING

Common Stock offered by the Company..........  400,000 shares

Common Stock offered by the Selling
  Stockholders...............................  3,000,000 shares

        Total Common Stock offered...........  3,400,000 shares

Common Stock to be outstanding after the
  Offering...................................  22,092,454 shares(1)

Use of proceeds to the Company...............  Expansion of working capital, potential acquisitions and general corporate purposes.

New York Stock Exchange symbol...............  BRL

------------------------

(1) As of December 31, 1997, excludes 2,109,383 shares of Common Stock reserved for issuance upon the exercise of outstanding options granted pursuant to the Company's 1993 Stock Incentive Plan, the 1986 Stock Option Plan and the 1993 Stock Option Plan for Non-Employee Directors at a weighted average exercise price of $13.70 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                                                        SIX MONTHS ENDED
                                                        FOR THE YEARS ENDED JUNE 30,                      DECEMBER 31,
                                          ---------------------------------------------------------  ----------------------
                                            1993        1994        1995        1996        1997        1996        1997
                                          ---------  ----------  ----------  ----------  ----------  ----------  ----------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Net product sales:
    Manufactured........................  $  58,047  $   59,000  $   56,170  $   60,823  $   61,702  $   31,882  $   50,421
    Distributed (1).....................     --          50,133     143,550     171,401     195,734      99,684     124,591
                                          ---------  ----------  ----------  ----------  ----------  ----------  ----------
      Total net product sales...........     58,047     109,133     199,720     232,224     257,436     131,566     175,012
  Proceeds from supply agreement (2)....     --          --          --          --          27,050      --          13,583
                                          ---------  ----------  ----------  ----------  ----------  ----------  ----------
Total revenues..........................     58,047     109,133     199,720     232,224     284,486     131,566     188,595

Costs and expenses:
  Cost of sales.........................     35,913      78,021     159,498     189,394     217,196     111,161     133,995
  Research and development..............      5,370       6,778      10,443      11,274      13,536       5,947       8,815
  Selling, general & administrative.....     23,554      19,170      19,014      21,695      23,391       8,599      17,607
                                          ---------  ----------  ----------  ----------  ----------  ----------  ----------
Earnings (loss) from operations.........     (6,790)      5,164      10,765       9,861      30,363       5,859      28,178

Interest income (expense), net..........     (2,154)     (1,994)       (661)      1,011       1,459         525         262
Other income (3)........................     21,771         575         118         637         228           7          35

Net earnings (4)........................  $   7,787  $    2,658  $    6,225  $    7,016  $   19,447  $    3,995  $   16,722

Per share data (5):
Net earnings per share..................  $    0.40  $     0.14  $     0.31  $     0.33  $     0.92  $     0.19  $     0.78
Net earnings per share--assuming
  dilution..............................       0.40        0.13        0.30        0.32        0.87        0.18        0.72

Weighted average shares.................     19,417      19,553      20,125      20,968      21,133      21,074      21,550
Weighted average shares-- assuming
  dilution..............................     19,644      19,999      20,593      21,757      22,430      22,222      23,132

                                                                                             DECEMBER 31, 1997
                                                                                         -------------------------
                                                                                                          AS
                                                                                           ACTUAL     ADJUSTED(6)
                                                                                         ----------  -------------
BALANCE SHEET DATA:
Cash and cash equivalents..............................................................  $   34,085    $  47,533
Working capital........................................................................      64,004       77,452
Total assets...........................................................................     235,290      248,738
Total debt.............................................................................      34,407       34,407
Shareholders' equity...................................................................     121,086      134,534

------------------------

(1) Amounts represent sales of Tamoxifen which the Company began distributing in November 1993.

(2) See Note 2 to the Consolidated Financial Statements.

(3) Other income in 1993 includes a $21 million cash payment from settlement of a patent dispute involving Tamoxifen.

(4) Reflects cumulative effect of accounting change of $0.4 million in 1994 and extraordinary losses on the early extinguishment of debt of $0.1 million and $0.1 million in fiscal 1995 and 1996, respectively.

(5) Amounts restated to reflect SFAS No. 128 (see Note 1(f) to the Consolidated Financial Statements) and the 3 for 2 stock splits which occurred in March 1996 and May 1997.

(6) Adjusted to reflect the sale of 400,000 shares of Common Stock offered by the Company hereby and the receipt of estimated net proceeds therefrom.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT THE STATEMENTS IN THIS PROSPECTUS THAT ARE NOT DESCRIPTIONS OF HISTORICAL FACTS MAY BE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED DUE TO A NUMBER OF FACTORS, INCLUDING THOSE IDENTIFIED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

DEPENDENCE ON AN EXISTING PRODUCT AND RELIANCE ON THIRD PARTY MANUFACTURER

    Barr distributes Tamoxifen (which is sold under the Barr label) under an agreement with the innovator holding the product's patent. In December 1993, as a result of a settlement of a patent challenge against the innovator of Tamoxifen, Barr entered into the Tamoxifen Agreement. Under the terms of the Tamoxifen Agreement, Barr purchases Tamoxifen directly from the innovator at a discount and sells it as a generic product.

    Tamoxifen accounted for approximately 76%, 74% and 72% of the Company's total fiscal year 1997, 1996, and 1995 net product sales, respectively.

    The Company has a tentatively approved ANDA to manufacture its own generic version of Tamoxifen. Therefore, at the time of patent expiration (or should another company's patent challenge succeed), Barr would be permitted to begin manufacturing Tamoxifen. Within the last 18 months, a court upheld the Tamoxifen patent in a challenge brought by another generic pharmaceutical company. The Company is aware of other patent challenges pending against the patents covering Tamoxifen. While the Company believes that these challenges will not be successful, there is no assurance that the Tamoxifen patent will not be successfully challenged before patent expiry.

    Tamoxifen is currently one of the leading therapies in the treatment of breast cancer. However, as new therapies are introduced and if they are perceived or demonstrated to be better therapies, use of Tamoxifen could be reduced. If such reduction was significant, it could have a material adverse impact on the Company's business, results of operations and financial condition.

    Tamoxifen is manufactured by the innovator and distributed by the Company under the Tamoxifen Agreement. Under the Tamoxifen Agreement, the innovator is obligated to supply the Company with sufficient quantities of Tamoxifen to meet Barr's requirements. However, if for any reason the innovator's production is disrupted, there is no assurance that the Company would be able to obtain its required quantities on a timely basis to meet demand. This would have a material adverse impact on the Company's business, results of operations and financial condition. The Company maintains insurance designed to mitigate losses if supply was interrupted, however, there is no assurance that such insurance would cover the cause of the delay or that the coverage would be adequate.

UNCERTAINTIES RELATED TO MARKET ACCEPTANCE OF NEW PRODUCTS

    The Company's ability to commercialize any generic product or proprietary drug product following the receipt of regulatory approval will depend in part on the acceptance of the product by physicians and patients. Unanticipated side effects or unfavorable publicity concerning any of the Company's acquired, in-licensed or developed products could have an adverse effect on the Company's ability to obtain regulatory approvals, to achieve acceptance by prescribing physicians, managed care providers, customers or patients, or to commercialize such products, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

PRODUCT SPECIFIC REGULATORY/LEGISLATIVE ISSUES

    During calendar 1997, the branded pharmaceutical industry increased its efforts to utilize state and federal legislative and regulatory forums to delay generic competition and limit the market erosion that occurs once monopoly protection is lost for a branded product. In the past year, brand pharmaceutical companies have used the Citizen Petition process (i.e., petition directly to FDA) to request amendments to FDA standards, sought changes from the United States Pharmacopeia (an organization which publishes industry recognized compendia of drug standards) requirements, and attached patent extension amendments to important federal legislation. One anti-generic defense strategy involves a state-by-state initiative to enact legislation that restricts the substitution of generic equivalents of Narrow Therapeutic Index ("NTI") drugs. A drug is commonly said to have an NTI when small variances in the level of the drug in the blood can change the effectiveness of the drug. Warfarin Sodium, a product launched by the Company in July 1997, is considered an NTI drug. See "Business--Development and Marketing of Selected Generic Pharmaceuticals." The Company has and will continue to expend resources including management time and financial resources on government affairs activities. However, there can be no assurance that the Company's efforts will be successful and that such legislative and regulatory initiatives will not limit acceptance of Barr's products. Such limits could adversely affect the Company's business, results of operations and financial condition.

GOVERNMENT REGULATION; NO ASSURANCES OF REGULATORY APPROVAL

    All pharmaceutical manufacturers, including the Company, are subject to extensive regulation by the federal government, principally by the FDA, and, to a lesser extent, by the U.S. Drug Enforcement Administration ("DEA") and state governments. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations govern or influence the testing, manufacturing, safety, labeling, storage, record keeping, approval, pricing, advertising and promotion of the Company's products. Non-compliance with applicable requirements can result in fines, recalls and seizure of products. Under certain circumstances, the FDA also has the authority to revoke drug approvals previously granted.

FDA

    FDA approval is required before any new drug or a generic equivalent to a previously approved drug can be marketed. The Company generally receives approval for generic products by submitting an ANDA to the FDA. When processing an ANDA, the FDA waives the requirement of conducting complete clinical studies, although it may require bioavailability and/or bioequivalence studies. "Bioavailability" indicates the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. "Bioequivalence" compares the bioavailability of one drug product with another, and when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body are substantially equivalent to the previously approved drug. An ANDA may be submitted for a drug on the basis that it is bioequivalent to a previously listed drug, contains the same active ingredient, has the same route of administration, dosage form, and strength as the listed drug, and otherwise complies with legal and regulatory requirements. There can be no assurance that approval for ANDAs can be obtained in a timely manner, or at all.

    Products resulting from the Company's proprietary drug program may require the Company to submit an NDA to the FDA. When processing an NDA, the FDA requires pre-clinical and clinical safety and efficacy data. Full clinical trials, conducted in sequential phases, are used to demonstrate safety and efficacy of the product to the FDA. The generation of required data, regulated by the FDA, can be time-consuming and expensive without assurance that the results will be adequate to justify ultimate approval by the FDA. There can be no assurance that approval for NDAs can be obtained in a timely manner, or at all.

    Among the requirements for drug approval by the FDA is that the Company's manufacturing procedures and operations conform to current Good Manufacturing Practices ("cGMP"), as defined in the U.S. Code of Federal Regulations. The cGMP regulations must be followed at all times during the manufacture of pharmaceutical products. In complying with the standards set forth in the cGMP regulations, the Company must continue to expend time, money and effort in the areas of production and quality control to ensure full technical compliance.

    If the FDA believes a company is not in compliance with cGMP, certain sanctions are imposed upon that company including: (i) withholding from the company new drug approvals as well as approvals for supplemental changes to existing applications; (ii) preventing the company from receiving the necessary export licenses to export its products; and (iii) classifying the company as an "unacceptable supplier" and thereby disqualifying the company from selling products to federal agencies. In 1992, the Company was subject to a civil action brought by the FDA with respect to non-compliance by the Company with cGMP for certain of its then marketed products. A final court order was issued in November 1994 resolving the matter. The Company believes it is currently in compliance with cGMP.

    In May 1992, the Generic Drug Enforcement Act of 1992 (the "Generic Act") was enacted. The Generic Act, a result of legislative hearings and investigations into the generic drug approval process, allows the FDA to impose debarment and other penalties on individuals and companies that commit certain illegal acts relating to the generic drug approval process. In some situations, the Generic Act requires the FDA to debar (i.e., not accept or review ANDAs for a period of time) a company or an individual that has committed certain violations. It also provides for temporary denial of approval of applications during the investigation of certain violations that could lead to debarment and also, in more limited circumstances, provides for the suspension of the marketing of approved drugs by the affected company. Lastly, the Generic Act allows for civil penalties and withdrawal of previously approved applications. Neither the Company nor any of its employees have ever been subject to debarment.

DEA

    Because the Company markets some and intends to introduce or reintroduce a wide range of controlled substances in its analgesic and psychotherapeutic product lines, it must meet the requirements of the Controlled Substances Act and the regulations issued thereunder and administered by the DEA. These regulations include stringent requirements for manufacturing controls and security to prevent diversion of or unauthorized access to the drugs in each stage of the production and distribution process. The DEA monitors allocation of raw materials used in the production of controlled substances based on historical sales data.

    Regulatory compliance issues or regulatory changes affecting the Company's operations or the approval or shipment of products could have a material adverse effect upon the Company's business, results of operations and financial condition.

INTENSE COMPETITION WITHIN THE GENERIC PHARMACEUTICAL INDUSTRY

    The generic pharmaceutical industry is highly competitive. Revenue and gross profit derived from the sale of developed generic products tend to follow a pattern based upon regulatory and competitive factors unique to the generic pharmaceutical industry. Competition among both branded and generic pharmaceuticals aimed at the markets identified by the Company will be based on, among other things, product efficacy, safety, reliability, availability and price. As patents for brand-name products and any related market exclusivity expire, prices and revenues typically decline as additional generic competitors enter the marketplace. The number of generic competitors and the intensity of competitive pricing and other marketing activities is unpredictable and can result in a significantly curtailed profitable generic product life-cycle.

    The selling prices of the Company's products may decline as competition increases. Currently, many of the Company's generic products compete with other approved generic products. In addition, some third party payers, wholesalers and chain buyers have instituted programs which further increase the downward pressure on prices in the generic industry. These aggressive price reduction activities could have a material adverse effect on the Company's business, results of operations and financial condition.

    Relatively large research and development expenditures enable a company to support many FDA applications simultaneously, thereby improving the likelihood of being among the first to obtain approval of at least some generic drugs. Other products now in use or under development by others may be more effective or have fewer side effects than the Company's current or future products. In addition, competitors may develop their products more rapidly than the Company. Competitors may also be able to complete the regulatory process sooner, and therefore may begin to market their products in advance of the Company's products. There can be no assurance that developments by others will not render any product the Company produces or may produce obsolete or otherwise non-competitive.

DEPENDENCE UPON NEW PRODUCTS AND EFFECT OF PRODUCT LIFE CYCLES; FACTORS
  AFFECTING RESULTS OF OPERATIONS

    The Company's results are affected by a number of factors, including, among others, the timing of research and development costs, the timing of introductions of new products by the Company and its competitors, timing of costs associated with additional patent challenges and receipt of revenues derived from the successful resolution of patent challenges, and dependence by the Company on a limited number of products.

    The Company's future results of operations will depend to a significant extent upon its ability to develop and market new pharmaceutical products. Operating results may vary significantly on an annual or quarterly basis depending on the timing of, and the Company's ability to obtain, FDA approvals for such products. Newly introduced generic pharmaceuticals with limited or no off-patent competition are typically sold at higher selling prices, often resulting in increased gross profit margins. As competition from other manufacturers intensifies, selling prices and gross profit margins typically decline. The Company's future operating results may also be affected by a variety of additional factors, including the results of future successful patent challenges, customer purchasing practices, changes in the degree of competition affecting the Company's products and the timing of FDA approvals for and the market acceptance of the Company's proprietary drug products.

    In addition, a significant portion of the Company's revenues and gross profit are the result of successful patent challenges undertaken by the Company under the Drug Price Competition and Patent Term Restoration Act of 1984 (the "Hatch-Waxman Act"). There can be no assurance the Company will successfully complete the development of any additional products involving patent challenges, succeed in any pending or future patent challenges or, if successful, receive significant revenues or profit from the products covered by successfully challenged patents. Moreover, the Hatch-Waxman Act or other applicable laws or regulations may be amended in a way that adversely affects the Company's business.

    While the Company believes the pipeline of generic drugs and proprietary drugs it currently has under development will allow it to compete effectively, no assurance can be given that any of the drugs in its pipeline will be successfully developed or approved by FDA, will be among the first to market or will achieve significant revenues and profitability.

RISK OF PRODUCT LIABILITY CLAIMS; NO ASSURANCE OF ADEQUATE INSURANCE

    Manufacturing, marketing, selling and testing of pharmaceutical products involve a risk of product liability. Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage the Company's reputation and impair the marketability of the Company's products. While the Company maintains liability insurance, there can be no assurance that a successful claim could not be made against the Company, that the amount of indemnification payments or insurance would be adequate to cover the costs of defending against or paying such a claim or that damages payable by the Company would not have a material adverse effect on the Company's business, results of operations and financial condition and on the price of the Common Stock. Furthermore, if the Company receives the required regulatory approvals for any of its products under development, there can be no assurance that additional liability insurance coverage for a commercialized product will be available in the future on acceptable terms, if at all.

DEPENDENCE ON SINGLE SOURCES OF RAW MATERIAL SUPPLY

    The principal raw material components of the Company's products are active and inactive pharmaceutical ingredients and certain packaging materials. Many of these components including the raw materials used in certain key products are currently sourced from single qualified suppliers, both foreign and domestic. Although the Company has not experienced difficulty to date in acquiring active raw materials, or other materials for production development, no assurance can be given that supply interruptions will not occur in the future or that the Company will not have to obtain substitute materials, which would require additional product validations and regulatory submissions. Any such interruption of supply could have a material adverse effect on the Company's ability to manufacture its products or to obtain or maintain regulatory approval of such products.

CONSOLIDATION OF DISTRIBUTION NETWORK; CUSTOMER CONCENTRATION

    The Company's principal customers are wholesale drug distributors and major drug store chains. These customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network is continuing to undergo significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of distributors controlling a significant share of the market, and the number of independent drug stores and small drug store chains has decreased. The Company expects that consolidation of drug wholesalers and retailers may increase competitive pricing pressure on generic drug manufacturers. For the fiscal year ended June 30, 1997 and six months ended December 31, 1997, sales to the Company's ten largest customers represented approximately 64% and 72% of the Company's gross product sales, respectively. For the six months ended December 31, 1997, two customers accounted for 14% and 10%, respectively, of the Company's total gross product sales. One customer accounted for 12% of the Company's total gross product sales in fiscal 1997. The loss of any of these customers or further pricing pressures could materially and adversely affect the Company's business, results of operations and financial condition.

THIRD PARTY REIMBURSEMENT PRICING PRESSURES

    The Company's commercial success in producing, marketing and selling generic products will depend, in part, on the availability of adequate reimbursement from third-party health care payers, such as government and private health insurers and managed care organizations. Third-party payers are increasingly challenging the pricing of medical products and services. There can be no assurance that reimbursement will be available to enable the Company to achieve market acceptance of its products or to maintain price levels sufficient to realize an appropriate return on the Company's investment in product acquisition and development. If adequate reimbursement levels are not provided, the Company's business, financial condition and results of operations could be materially adversely affected. The market for the Company's products may be limited by actions of third-party payers. For example, many managed health care organizations are now controlling the pharmaceutical products that are on their formulary lists. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. There can be no assurance that the Company's products will be included on the formulary lists of managed care organizations or that downward pricing pressures in the industry generally will not negatively impact the Company's business, results of operations and financial condition.

DEPENDENCE ON SCIENTIFIC AND MANAGEMENT PERSONNEL

    The success of the Company is dependent on its ability to attract and retain highly qualified scientific and management personnel. The Company faces intense competition for personnel from other companies, academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of such personnel, or the inability to attract and retain the additional, highly skilled employees required for the expansion of the Company's activities, could have a material adverse effect on the Company's business, results of operations and financial condition.

CONTROL BY EXISTING SHAREHOLDER

    Upon the completion of the Offering, Dr. Bernard Sherman, a director of the Company, will beneficially own approximately 48.6% of the outstanding Common Stock (without giving effect to the exercise of the Underwriters' over-allotment option). Accordingly, this shareholder may have significant influence on the outcome of certain shareholder votes, including votes concerning the elections of directors, the adoption or amendment of provisions in the Company's Certificate of Incorporation, and the approval of mergers and other significant corporate transactions.

SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of shares by existing stockholders could adversely affect the prevailing market price of the Company's Common Stock. As of December 31, 1997, substantially all of the Company's 21,692,454 shares of outstanding Common Stock were freely tradeable in the public market, however 14,330,197 shares were held by officers and directors of the Company and were eligible for immediate sale in the public market subject to volume and other restrictions of Rule 144. The Selling Stockholders have agreed to sell 3,000,000 of such shares in the Offering (excluding any over-allotment). In addition, on December 31, 1997, options to purchase approximately 1,598,000 shares (of which 1,342,000 are held by officers and directors and are subject to volume and other restrictions of Rule 144) were exercisable and eligible for immediate sale in the public market. However, all officers and directors of the Company and the Selling Stockholders have agreed that they will not, except under this Prospectus or without prior written consent of SBC Warburg Dillon Read Inc., sell shares of Common Stock beneficially owned by them (including shares issuable upon exercise of options held by them) until 90 days after the date of this Prospectus. See "Underwriting."

POSSIBLE STOCK PRICE VOLATILITY

    The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of the Common Stock, like the stock prices of many publicly traded pharmaceutical and biotechnology companies, has been and may continue to be highly volatile. The sale by the Company's principal shareholder or members of the Company's management of shares of Common Stock, announcements of technological innovations or new commercial products by the Company or its competitors, developments or disputes concerning patent or proprietary rights, publicity regarding actual or potential medical results relating to marketed products, or to products under development by the Company or its competitors, regulatory developments in either the United States or foreign countries, public concern as to the safety of pharmaceutical and biotechnology products and economic and other external factors, as well as period-to-period fluctuations in financial results, among other factors, may have a significant impact on the market price of the Common Stock. See "Price Range of Common Stock."

ABSENCE OF DIVIDENDS

    Since inception the Company has not paid any cash dividends. In addition, the Company is limited by existing debt covenants as to the amount of dividends it can pay. The Company's current policy is to retain its earnings, if any, to finance expansion and product development. Payment of dividends in the future will depend on the Company's earnings and financial condition and other factors as the Company's Board of Directors may consider or deem appropriate at the time. See "Dividend Policy."

                                USE OF PROCEEDS

    Of the 3,400,000 shares of Common Stock being offered hereby, the Company is selling 400,000 shares. The net proceeds to the Company from the sale of these shares of Common Stock are estimated to be $13.4 million based on a public offering price of $35.50 per share, after deducting estimated offering expenses and underwriting discounts payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

    The Company intends to use the net proceeds of the offering for general corporate purposes, including expansion of working capital and potential acquisitions of companies and/or selected products that are complementary to the existing business of the Company. Although the Company currently has no commitments with respect to additional acquisitions, the Company regularly evaluates such opportunities. Pending such uses, the net proceeds will be invested in government securities and other short-term investment-grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

    Since February 10, 1998 the Common Stock has been listed and traded on the New York Stock Exchange. Prior to February 10, 1998 the Common Stock was listed and traded on the American Stock Exchange. The following table sets forth, for the quarterly periods indicated, high and low prices of the Common Stock. Amounts reflect adjustment for the March 1996 and May 1997 3-for-2 stock splits.

                                                                                                    LOW       HIGH
                                                                                                 ---------  ---------
FISCAL YEAR ENDED JUNE 30, 1996:
First Quarter..................................................................................  $    9.11  $   10.94
Second Quarter.................................................................................       9.33      13.67
Third Quarter..................................................................................      11.39      18.33
Fourth Quarter.................................................................................      16.42      20.83

FISCAL YEAR ENDED JUNE 30, 1997:
First Quarter..................................................................................  $   14.75  $   20.00
Second Quarter.................................................................................      16.83      19.33
Third Quarter..................................................................................      16.42      28.00
Fourth Quarter.................................................................................      24.38      49.75

FISCAL YEAR ENDING JUNE 30, 1998:
First Quarter..................................................................................  $   37.00  $   49.00
Second Quarter.................................................................................      32.50      40.13
Third Quarter (through March 10, 1998).........................................................      33.25      41.00

    The last reported sales price for the Common Stock on the New York Stock Exchange on March 10, 1998 was $36 per share.

                                DIVIDEND POLICY

    Since its inception the Company has not declared or paid a cash dividend on its Common Stock and does not intend to do so in the foreseeable future. In addition, the Company is limited by existing debt covenants as to the amount of dividends it can pay. The Company's current policy is to retain its earnings, if any, to finance expansion and product development. Payment of dividends in the future will depend on the earnings and financial condition of the Company and such other factors as the Company's Board of Directors may consider or deem appropriate at the time.

                                 CAPITALIZATION

    The following table sets forth the Company's cash and capitalization as of December 31, 1997: (i) on an actual basis; and (ii) as adjusted to reflect the receipt and application of the estimated net proceeds, after deducting underwriting discounts and commissions and expenses payable by the Company from the sale of 400,000 shares of Common Stock pursuant to the Offering.

                                                                                           DECEMBER 31, 1997
                                                                                       --------------------------
                                                                                                    AS ADJUSTED
                                                                                         ACTUAL         (1)
                                                                                       ----------  --------------

                                                                                             (IN THOUSANDS)
Cash and cash equivalents............................................................  $   34,085    $   47,533
                                                                                       ----------  --------------
                                                                                       ----------  --------------
Total debt...........................................................................  $   34,407    $   34,407
Shareholders' equity:
  Preferred stock, par value $1 per share; 2,000,000 shares authorized; none
    issued...........................................................................          --            --
  Common Stock, par value $.01 per share; 100,000,000 shares authorized; 21,810,409
    shares issued; 22,210,409 shares issued as adjusted (1)..........................         218           222
  Additional paid in capital.........................................................      48,883        62,327
  Retained earnings..................................................................      72,598        72,598
  Unrealized loss on investment......................................................        (600)         (600)
  Treasury stock at cost.............................................................         (13)          (13)
                                                                                       ----------  --------------
    Total shareholders' equity.......................................................     121,086       134,534
                                                                                       ----------  --------------
      Total capitalization...........................................................  $  155,493    $  168,941
                                                                                       ----------  --------------
                                                                                       ----------  --------------

------------------------

(1) Excludes 2,109,383 shares of Common Stock reserved for issuance upon the exercise of outstanding options granted pursuant to the Company's 1993 Stock Incentive Plan, the 1986 Stock Option Plan and the 1993 Stock Option Plan for Non-Employee Directors at a weighted average exercise price of approximately $13.70 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related Notes included elsewhere in this Prospectus. The statement of operations data for the three years ended June 30, 1997, and the balance sheet data at June 30, 1996 and 1997 are derived from the audited financial statements of the Company included elsewhere in this Prospectus. The statement of operations data for the two years ended June 30, 1994 and the balance sheet data as of June 30, 1993, 1994 and 1995 are derived from the audited financial statements of the Company which are not included in this Prospectus. The interim information presented is unaudited; however, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair representation of such information have been included. The statement of operations data for the periods ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1997 have been derived from the Company's unaudited financial statements. The results of operations for the six months ended December 31, 1997 are not necessarily indicative of the results of operations to be expected for the fiscal year ending June 30, 1998.

                                                                                                              SIX MONTHS ENDED
                                                                     YEARS ENDED JUNE 30,                       DECEMBER 31,
                                                     -----------------------------------------------------  --------------------
                                                       1993       1994       1995       1996       1997       1996       1997
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Net product sales:
    Manufactured...................................  $  58,047  $  59,000  $  56,170  $  60,823  $  61,702  $  31,882  $  50,421
    Distributed (1)................................     --         50,133    143,550    171,401    195,734     99,684    124,591
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total net product sales......................     58,047    109,133    199,720    232,224    257,436    131,566    175,012
  Proceeds from supply agreement (2)...............     --         --         --         --         27,050     --         13,583
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues.....................................     58,047    109,133    199,720    232,224    284,486    131,566    188,595
Costs and expenses:
  Cost of sales....................................     35,913     78,021    159,498    189,394    217,196    111,161    133,995
  Research and development.........................      5,370      6,778     10,443     11,274     13,536      5,947      8,815
  Selling, general & administrative................     23,554     19,170     19,014     21,695     23,391      8,599     17,607
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Earnings (loss) from operations..................     (6,790)     5,164     10,765      9,861     30,363      5,859     28,178
Interest income....................................        345        689      1,874      2,778      2,398      1,164        697
Interest (expense).................................     (2,499)    (2,683)    (2,535)    (1,767)      (939)      (639)      (435)
Other income (3)...................................     21,771        575        118        637        228          7         35
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings before income taxes and extraordinary
  loss.............................................     12,827      3,745     10,222     11,509     32,050      6,391     28,475
Income tax expense.................................      5,040      1,461      3,852      4,368     12,603      2,396     10,963
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings before extraordinary loss.................      7,787      2,284      6,370      7,141     19,447      3,995     17,512
Extraordinary loss on extinguishment of debt,
  net of taxes.....................................     --         --           (145)      (125)    --         --           (790)
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net earnings before cumulative effect of accounting
  change...........................................      7,787      2,284      6,225      7,016     19,447      3,995     16,722
Cumulative effect of accounting change.............     --            374     --         --         --         --         --
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net earnings (4)...................................  $   7,787  $   2,658  $   6,225  $   7,016  $  19,447  $   3,995  $  16,722
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Per share data (5):
Net earnings per share.............................  $    0.40  $    0.14  $    0.31  $    0.33  $    0.92  $    0.19  $    0.78
Net earnings per share -- assuming dilution........  $    0.40  $    0.13  $    0.30  $    0.32  $    0.87  $    0.18  $    0.72
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average shares............................     19,417     19,553     20,125     20,968     21,133     21,074     21,550
Weighted average shares -- assuming dilution.......     19,644     19,999     20,593     21,757     22,430     22,222     23,132

                                                                           JUNE 30,                                     DEC. 31,
                                                     -----------------------------------------------------  --------------------
                                                       1993       1994       1995       1996       1997                  1997
                                                     ---------  ---------  ---------  ---------  ---------             ---------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........................  $  25,048  $  36,499  $  52,987  $  44,893  $  31,923             $  34,085
Working capital....................................     51,371     53,227     58,364     52,985     41,807                64,004
Total assets.......................................     94,283    125,907    155,953    169,220    203,802               235,290
Total debt.........................................     30,646     30,500     20,414     21,524     19,080                34,407
Shareholders' equity...............................     51,498     54,984     71,853     80,161    102,138               121,086

------------------------
(1) Amounts represent sales of Tamoxifen, which the Company began distributing in November 1993.
(2) See Note 2 to the Consolidated Financial Statements.
(3) Other income in 1993 includes a $21 million cash payment from the settlement of a patent dispute involving Tamoxifen.
(4) Reflects cumulative effect of accounting change of $0.4 million in 1994 and extraordinary losses on the early extinguishment of debt of $0.1 million and $0.1 million in fiscal 1995 and 1996, respectively.
(5) Amounts restated to reflect SFAS No. 128 (see Note 1(f) to the Consolidated Financial Statements) and the 3 for 2 stock splits which occurred in March 1996 and May 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward looking statements that involve risks and uncertainties, such as statements of the Company's objectives and expectations. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. See "Risk Factors."

OVERVIEW

    The Company has engaged in the manufacture of generic drugs since it commenced operations in 1972. Since 1994, the Company has pursued a business strategy of developing and marketing selected generic pharmaceuticals, challenging patents of certain branded products, and developing and introducing proprietary pharmaceuticals that will have some market exclusivity.

    The Company markets approximately 66 drug products, representing various dosage strengths and product forms of 33 chemical entities. The Company's product line is concentrated primarily on six core therapeutic categories: oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutic.

    The Company's future results of operations will depend to a significant extent upon its ability to develop and market new pharmaceutical products. Operating results may vary significantly on an annual or quarterly basis depending on the timing of, and the Company's ability to obtain, FDA approvals for such products. Newly introduced generic pharmaceuticals with limited or no off-patent competition are typically sold at higher selling prices, often resulting in increased gross profit margins. As competition from other manufacturers intensifies, selling prices and gross profit margins typically decline. The Company's future operating results may also be affected by a variety of additional factors, including the results of future patent challenges, customer purchasing practices, changes in the degree of competition affecting the Company's products and the timing of FDA approvals for, and the market acceptance of, the Company's generic and proprietary drug products.

    The Company's dependence on a limited number of products, in particular Tamoxifen and Warfarin Sodium, the product life cycles for such products, and the possibility of successful resolution of patent challenges may result in significant fluctuations in the Company's earnings. Continued growth in the Company's revenues and profits will depend on continued market demand for its products, as well as the successful development and marketing of new generic and proprietary products.

RESULTS OF OPERATIONS

    SIX MONTHS ENDED DECEMBER 31, 1997 COMPARED TO SIX MONTHS ENDED DECEMBER 31,
     1996 (THOUSANDS OF DOLLARS)

                                                                                    SIX MONTHS ENDED
                                                                                      DECEMBER 31,
                                                                                 ----------------------
                                                                                    1997        1996      CHANGE
                                                                                 ----------  ----------  ---------
Revenues:
  Net product sales:
  Distributed..................................................................  $  124,591  $   99,684  $  24,907
  Manufactured.................................................................      50,421      31,882     18,539
                                                                                 ----------  ----------  ---------
  Total net product sales......................................................     175,012     131,566     43,446
  Proceeds from supply agreement...............................................      13,583      --         13,583
                                                                                 ----------  ----------  ---------
Total revenues.................................................................  $  188,595  $  131,566  $  57,029

    Total revenues increased approximately 43% as a result of increased net product sales and proceeds from the supply agreement. Proceeds from the supply agreement are earned in accordance with a contingent, non-exclusive supply agreement ("Ciprofloxacin Agreement") between Bayer AG and Bayer Corporation ("Bayer") and the Company, which ends with the patent expiry in December 2003. During the term of the Ciprofloxacin Agreement, Bayer has the option of supplying Barr and an unrelated third party with ciprofloxacin hydrochloride to market and distribute pursuant to a license from Bayer or making quarterly cash payments to Barr and such third party beginning in March 1998. If Bayer does not supply Barr with product, the Company expects its 1998 earnings related to the Supply Agreement to approximate the $24,550 initial payment received by Barr in January 1997. If Bayer elects to provide Barr with product, the amount Barr could earn would be dependent on market conditions.

    The increase in net product sales is attributable to sales of Warfarin Sodium, which was launched in July 1997, as well as an increased demand for Tamoxifen.

    The 25% increase in distributed product sales, which primarily represents sales of Tamoxifen, is the result of accelerated buying by customers, during the period, which the Company believes was the result of customers anticipating a price increase for Barr's Tamoxifen that did not occur. Also contributing to the increase was increased demand for the 20 mg strength of Tamoxifen, which the Company began distributing in December 1996.

    Net sales of manufactured products increased 58%, which is primarily attributable to sales of Warfarin Sodium, which the Company launched in July 1997. Manufactured net sales include revenues from three new products in fiscal 1998 compared to four new products in fiscal 1997. These products represented approximately 38% and 10% of total manufactured sales in fiscal 1998 and 1997, respectively. Revenue from these products more than offset price declines and higher discounts on certain existing manufactured products.

    Cost of sales increased to $133,995 from $111,161, but decreased as a percentage of net product sales from 84% to 77%. The decrease in cost of sales as a percentage of net product sales is primarily attributable to the increase in manufactured product sales. This positively impacts margins because the profit margin the Company earns on manufactured products is generally greater than the margins it earns on distributed products.

    Selling, general and administrative expenses increased to $17,607 from $8,599. The largest components of the increase related to legal and government affairs activities as well as higher expenses in promotions and advertising associated with Warfarin Sodium and other new products. The increased legal fees resulted primarily from lower reimbursements received from patent challenge partners; the prior year expense reflected approximately $4,400 in reimbursement of legal fees. Government affairs expenses were higher in the current year due to the Company's activities directed at countering DuPont Merck's continuing efforts to restrict substitution of Warfarin Sodium.

    Total research and development expenses increased to $8,815 from $5,947. The increase is the result of increased personnel costs to support the number of products in development; higher raw material costs including costs associated with the Company's proprietary drug program which was not in place in the prior year; and a strategic investment of more than $600, which was allocated to in-process research and development, for six ANDAs and related technologies. These increases were partially offset by reimbursements from a proprietary drug collaborator for certain development costs.

    Interest income declined by $467 primarily due to a decrease in the average cash and cash equivalents balance.

    Interest expense decreased $204 due to an increase in capitalized interest associated with increased capital improvements over the corresponding fiscal year. The increase in capitalized interest was partially offset by higher fees paid on the unsecured Tamoxifen balance. See Note 1 to the Consolidated Financial Statements.

    In the quarter ended December 31, 1997, the Company incurred an extraordinary loss of $790 on the early extinguishment of debt. See Note 5 to the Consolidated Financial Statements.

    FISCAL 1997 COMPARED TO FISCAL 1996 (THOUSANDS OF DOLLARS)

    Total revenues increased approximately 23% to $284,486 from $232,224. The increase was equally attributable to increasing net product sales and earnings from the contingent non-exclusive Supply Agreement that resulted from the successful settlement of the Ciprofloxacin patent challenge in January 1997. See
Note 2 to the Consolidated Financial Statements.

    Net product sales increased 11% to $257,436 from $232,224. The increase is primarily attributable to a continued increase in demand for Tamoxifen as well as increased sales for the balance of the Company's product line.

    Net Tamoxifen sales increased 14% to $195,734 or 76% of net product sales from $171,401 or 74% of net product sales. The growth is primarily attributable to increases in the Company's market share and price. Tamoxifen is a patented product manufactured for the Company by the innovator, and is distributed by the Company under a non-exclusive license agreement with the innovator. In January 1996, the innovator introduced a 20 mg strength of this product. As permitted under the terms of the Tamoxifen Agreement with the innovator, the Company began distributing the 20 mg strength in December 1996. This introduction did not have a material impact on Barr's financial statements which is consistent with the relatively low sales of the branded version of that 20 mg product. Currently, Tamoxifen only competes against the innovator's products, which are sold under the brand name.

    Net sales of Barr-manufactured products increased approximately 2%. Barr-manufactured net sales include revenues from four new products in fiscal 1997 compared to two new products in fiscal 1996. These products represented 11% and 4% of total Barr-manufactured sales in 1997 and 1996, respectively. Revenues from these products and volume increases on the Company's existing product line offset price declines and higher discounts on certain existing products.

    Cost of sales increased to $217,196 or 84% of net product sales from $189,394 or 82%. The increase in cost of sales as a percentage of net product sales is primarily the result of two factors. First, an increase in Tamoxifen's share of total Company revenues and second, an increase in sales discounts and allowances due to increased competition. The increase in Tamoxifen's portion of net product sales negatively impacts margins because the profit margin the Company earns as a distributor is generally below the margin it earns as a manufacturer. Increased sales discounts and allowances reduce the Company's net selling price and margins, but are offered by the Company to maintain market share in light of increased competition.

    New products such as Megestrol Acetate and Danazol, which were introduced in November 1995 and August 1996, respectively, as well as Medroxyprogesterone and Meperidine, which were introduced in the quarter ended December 31, 1996, are currently subject to less competition and therefore generate margins which help to offset the declining margins on the Company's established products. The Company continues to experience competition on sales of its other products, and it is impossible to predict whether future price erosion will occur.

    Selling, general and administrative expenses increased to $23,391 from $21,695, yet decreased as a percentage of net product sales from 9.3% to 9.1%. This percentage decrease was expected due to increased net product sales. The majority of the dollar increase is attributable to increases in expenses in preparation for the July 1997 launch of Warfarin Sodium and government affairs expenses, offset by approximately $3,400 of reimbursed legal fees related to the ciprofloxacin patent challenge.

    Research and development expenses increased to $13,536 from $11,274. The increase is primarily the result of increased salaries and related costs associated with the addition of scientists and higher outside consulting costs necessary to support the number of products in development. These increases were partially offset by a decrease in outside testing services.

    Interest income decreased by $380 in comparison to the prior year. The decrease is primarily the result of $485 in interest income included in the prior year's amount in connection with interest earned on a income tax refund from the Internal Revenue Service. The decrease was partially offset by an increased return earned by the Company on its investments in the current fiscal year.

    Interest expense decreased $828 due to an increase in capitalized interest associated with an increase in capital improvements as compared to the prior year. The increase in capitalized interest was partially offset by interest on the Company's equipment financing agreement entered in April 1996 and the fee paid on the unsecured Tamoxifen balance.

    FISCAL 1996 COMPARED TO FISCAL 1995 (THOUSANDS OF DOLLARS)

    Total revenue increased approximately 16% to $232,224 from $199,720. The increase is primarily attributable to a continued increase in demand for Tamoxifen as well as increased sales for the balance of the Company's product lines.

    Net sales of Tamoxifen increased approximately $28,000 to $171,401 or 74% of net product sales, compared to $143,550 or 72% of net sales in the prior year. This 20% growth resulted from increases in the Company's market share and price. While the Company's Tamoxifen revenues increased in fiscal 1996, the rate of growth between fiscal 1995 and 1996 declined compared to prior years. This decline in the rate of growth was expected given the dramatic growth achieved immediately after the Company began distributing Tamoxifen and given the Company's share of the current market.

    Net sales of Barr-manufactured products increased by approximately 8% primarily as a result of increases in volume. Methotrexate accounted for approximately 10% of the Company's net product sales in 1996 as compared to 14% in 1995. No other Barr-manufactured product accounted for 10% or more of net sales in either year.

    Cost of sales increased to $189,394 from $159,498 due to increased sales volume. However, cost of sales as a percentage of net sales increased from 80% to 82%. The increase in cost of sales as a percentage of net sales is primarily attributed to the lower gross margins associated with the increased distribution of Tamoxifen and price competition on certain of the Company's manufactured products.

    Selling, general and administrative expenses increased to $21,695 from $19,014, yet remained consistent as a percentage of net product sales as was expected, due to the increase in net product sales. The increase reflects increases in personnel costs; additional advertising and promotion costs associated with the introduction of Megestrol Acetate in late November 1995; and a full-year of depreciation from the December 1994 implementation of a new core computer system. Fiscal 1996 also included approximately $700 in non-recurring charges in connection with a voluntary early retirement program and a legal settlement. During fiscal 1996, Barr entered into multi-year agreements with another company and a related party to share in development and litigation costs associated with certain of its patent challenges. These agreements resulted in the reimbursement of $1,977 in legal fees.

    Research and development expenses increased to $11,274 from $10,443. This resulted from higher outside testing and raw material costs associated with an increase in the number of products under development when compared to the prior year as well as increases in salaries and related costs associated with the addition of scientists. These increases were partially offset by a decrease in fees paid to outside laboratories to conduct biostudies. Such a decrease was expected since the prior year's amounts included biostudy costs for conjugated estrogens. The number, complexity and associated costs of biostudies for conjugated estrogens were greater than those for other products under development in fiscal 1996.

    Interest income increased 48% to $2,778 from $1,874, due to $485 in interest income received in February 1996 in connection with an income tax refund from the Internal Revenue Service as well as an increase in the rate of return earned on cash and cash equivalents during the year.

    Interest expense declined 30% primarily due to a reduction in long-term debt during the year and an increase in capitalized interest associated with an increase in capital improvements in comparison to the prior year. These decreases were partially offset by an increase in fees paid in connection with the Company's December 1995 agreement with the innovator of Tamoxifen to pay a monthly fee on the unsecured Tamoxifen payable balance in return for the elimination of the cash collateral requirement.

    In fiscal 1996 and 1995, the Company incurred extraordinary losses on the early extinguishment of debt. In 1996, the Company negotiated the prepayment of $2,000 in principal of its $20,000 10.15% Senior Secured Notes. The Company recorded an extraordinary loss for the related prepayment penalty and write-off of deferred financing costs. In 1995, the Company incurred an extraordinary loss primarily from the write-off of deferred financing costs associated with its $10,000 10.05% Convertible Subordinated Notes which were converted to Common Stock.

LIQUIDITY AND CAPITAL RESOURCES (THOUSANDS OF DOLLARS)

    The Company's cash and cash equivalents increased to $34,085 as of December 31, 1997 from $31,923 as of June 30, 1997. During the six months ended December 31, 1997, the Company increased the cash held in its cash collateral account from $11,239 at June 30, 1997 to $12,072. The Company expects to allocate more of its cash to this account during the next three months to reduce the fees it pays to the innovator of Tamoxifen. See Note 1 to the Consolidated Financial Statements.

    Cash provided by operating activities totaled $1,163 for the six months ended December 31, 1997 as increases in accounts receivable were offset by net income of $16,722, inventory declines and higher accounts payable. The increase in accounts receivable and decrease in inventory were driven by a 33% increase in net product sales. Accounts receivable also increased due to the continuing accrual of revenue earned under the Ciprofloxacin Agreement entered into by the Company as part of its settlement with Bayer AG and Bayer Corporation. Quarterly payments due under the Ciprofloxacin Agreement are expected to begin by March 31, 1998.

    During the first six months of fiscal 1998, the Company invested approximately $13,150 in capital expenditures primarily on its Virginia manufacturing and distribution facilities. Certain areas of the facility including the warehouse and distribution area became operational in January 1998. As a result, the Company expects its capital spending will be lower in the second half of fiscal 1998 than compared to the first half.

    In August 1997, Barr made a strategic investment of $4,069 in Warner Chilcott Public Limited Company ("Warner Chilcott") by acquiring 250,000 Ordinary Shares, represented by American Depository Shares ("ADSs") in an initial public offering and received warrants to purchase an additional 250,000 shares in the form of ADSs at an exercise price per share equal to $16.25. Beginning on the first anniversary of Warner Chilcott's initial public offering and annually thereafter for the next three years, one fourth of the warrants will be exercisable by Barr. If Barr does not exercise in full the portion of the warrant exercisable during any one year, such portion of the warrant will terminate. Exercising its warrant at the stated price represents a potential use of cash of $1,000 per year over the next four years.

    In November 1997, the Company refinanced its $14,400 10.15% Senior Secured Notes due June 28, 2001 with $30,000 of Senior Unsecured Notes with an average interest rate of 6.88% per year. The new Senior Unsecured Notes include a $20,000 7.01% Note due November 18, 2007 and a $10,000 6.61% Note due November 18, 2004. The refinancing reduces the Company's principal payments by approximately $2,200 per year over the next four years.

    In addition, the Company replaced its $10,000 Secured Revolving Credit Facility with a $20,000 Unsecured Revolving Credit Facility (the "Revolving Credit Facility"), and the Company opted not to renew its $18,750 equipment leasing facility. There were no borrowings outstanding under the Revolving Credit Facility at December 31, 1997.

    The Company also continues to evaluate other growth opportunities including additional strategic investments, acquisitions and joint ventures, which could require significant capital resources.

    The Company believes that cash flow from operations and existing borrowing capacity under its Revolving Credit Facility will be adequate to meet its operating needs and to take advantage of strategic opportunities as they occur. To the extent that additional capital resources are required, such capital may be raised by additional bank borrowings, equity offerings or other means.

OTHER MATTERS

    NEW ACCOUNTING PRONOUNCEMENT

    Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This Statement requires companies to replace the presentation of primary earnings per share ("EPS") with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the Statements of Earnings and a reconciliation of the basic EPS computation to the diluted EPS computation. All prior period EPS data has been restated to conform with the provisions of SFAS No. 128.

    YEAR 2000

    Over the past several years the Company has installed new computer systems which are Year 2000 compliant. Currently, the Company is reviewing its other internal systems to determine the impact, if any, of the Year 2000. The Company believes it will achieve Year 2000 compliance in advance of the year 2000, and does not anticipate any material disruption in its operations as the result of any failure by the Company to be in compliance. The Company is currently developing a plan to evaluate the Year 2000 compliance status of its suppliers and customers.

    FORWARD LOOKING STATEMENTS

    Except for the historical information contained herein, Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve a number of risks and uncertainties, the regulatory environment, fluctuations in operating results, capital spending, Year 2000 issues and other risks detailed from time-to-time in the Company's filings with the Commission.

                                    BUSINESS

OVERVIEW

    The Company is an established pharmaceutical company engaged in the development, manufacture and marketing of generic and proprietary prescription pharmaceuticals. The Company currently markets 66 products, representing various dosage strengths and product forms of 33 chemical entities. Of these products, 29 have been launched since the beginning of 1996. The Company sells 15 products where its market share in terms of units dispensed is greater than 40%. The Company's product line is concentrated primarily on six core therapeutic categories: oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutic. The Company's most significant recent product introduction is Warfarin Sodium, which was launched by the Company in July 1997. Warfarin Sodium is the generic equivalent of DuPont Merck's Coumadin, an anti-coagulant with U.S. sales of approximately $500 million for the twelve months ended September 30, 1997. The Company has entered into settlement agreements with the innovators of two products, Tamoxifen and Ciprofloxacin. These agreements include distribution agreements and cash payments that provide the Company with significant revenues and profits. Barr generated revenues of $341.5 million and net income of $32.2 million for the twelve months ended December 31, 1997.

    The Company currently has under development more than 40 pharmaceutical products, representing more than 30 chemical entities. The Company has six ANDAs and two ANDA supplements pending at the FDA for products that had U.S. industry sales of approximately $2 billion for the twelve months ended September 30, 1997. In addition, prior to December 31, 1998, Barr anticipates filing twelve ANDAs and two ANDA supplements for products which had U.S. industry sales in excess of $2 billion for the twelve months ended September 30, 1997. Of these 22 products, the Company anticipates receiving FDA approval for at least five products by the end of calendar 1998. One of the pending ANDAs is for fluoxetine, the generic equivalent of Eli Lilly's anti-depressant Prozac, which is subject to an ongoing patent challenge. Prozac had U.S. sales of approximately $1.7 billion for the twelve months ended September 30, 1997. The Company anticipates that a trial on the patent claims at issue will commence in the second half of calendar 1998. The Company has three additional patent cases in active development and of the ANDAs expected to be filed in calendar 1998 three relate to such patent cases. In addition, the Company, in conjunction with strategic partners, has four proprietary products in various stages of development. An NDA has been filed by Barr's partner on one of these products, and the Company anticipates that its partner will receive regulatory approval for such product before the end of calendar 1998.

INDUSTRY OVERVIEW AND MARKET DYNAMICS

    GENERIC INDUSTRY

    Generic pharmaceuticals are the chemical and therapeutic equivalents of brand name drugs. When an ANDA meets FDA requirements for pharmaceutical and therapeutic equivalence, it is approved and receives an "AB Rating." This rating allows the generic drug to be substituted for the branded product when a prescription is presented to the pharmacist for dispensing. Although generic pharmaceuticals must meet the same quality standards as branded pharmaceuticals, these equivalent medicines are sold at prices that are typically 30% to 80% lower than the branded product.

    Generic pharmaceuticals represent an increasing proportion of medicines dispensed in the United States. In 1995, the U.S. generic pharmaceutical industry had total U.S. sales of approximately $9 billion. The Company believes that there has been considerable growth in the generic pharmaceutical industry which has been driven by: (i) efforts by government (at both the state and federal level), employers, third-party payers and consumers to control health care costs; (ii) increased acceptance of generic medicines by physicians, pharmacists and consumers; and (iii) the increasing number of drugs that lost patent protection.

    The Company believes that the market for generic pharmaceuticals will continue to grow, driven by two primary factors. The first factor is the future commercialization of generic equivalents of drugs with patents that (i) have already expired or (ii) will expire over the next several years. Industry sources estimate that pharmaceuticals with 1996 U.S. sales in excess of $6 billion are already off-patent and have no generic competition. In addition, industry sources estimate that, through the year ended 2002, branded drugs with 1996 U.S. sales of approximately $11 billion will lose patent protection. The Company believes a second factor driving growth will be increasing rates at which generic drugs are substituted for branded drugs. The generic substitution rate is defined as the rate at which a generic pharmaceutical is substituted for a branded drug when a generic alternative is available.

    Generic pharmaceuticals represent a much larger percentage of total drug prescriptions dispensed than their corresponding sales percentage. The lower percentage of total dollar sales compared to the percentage of prescriptions dispensed, reflects the substantial discount to branded pharmaceuticals at which generic pharmaceuticals are sold. This discount tends to increase (and profits tend to decrease) as the number of generic competitors rises for a given product. Because of this pricing dynamic, companies that are among the first to develop and market an off-patent pharmaceutical tend to garner more profits than companies with subsequent approvals to market an equivalent product. Furthermore, products that for various reasons are difficult to develop generally result in fewer companies marketing those products and may offer profitability that is higher than those where the number of competitors is greater. However, profit potential is influenced by many factors beyond the number of competitors on a given drug. Depending on the actions of each competitor, price reductions can be just as significant on products with few competitors as on products with many competitors.

    A significant portion of pharmaceuticals are distributed in the United States through wholesale drug distributors and major retail drug store chains. During the past several years, there has been a consolidation of these distribution channels, resulting in a smaller number of wholesale distributors and the emergence of fewer, larger regional and nationwide retail drug store chains. In addition to forcing generic drug manufacturers to lower their prices and/or provide greater volume discounts, these customers have also reduced the number of sources from which they purchase pharmaceutical products.

    PROPRIETARY INDUSTRY

    Branded pharmaceuticals had 1995 U.S. sales of approximately $70 billion. A relatively small amount of products make up a majority of these sales. However, there are many products which address smaller markets and therefore have lower levels of sales. The marketplace economics that impact the much larger, multi-national pharmaceutical companies may limit their ability to provide therapies targeted at niche treatments, such as orphan drug products or therapies where the patient population is too small to provide a sufficient return on investment. These areas could provide an opportunity for limited competition for products.

BUSINESS STRATEGY

    The Company's objective is to utilize its capabilities to maximize return on shareholder investment. To achieve this objective, the Company focuses it resources on three core strategies:

    DEVELOPING AND MARKETING SELECTED GENERIC PHARMACEUTICALS. The Company principally pursues the development and marketing of generic pharmaceuticals that have one or more barriers to entry. The characteristics of the products that the Company pursues may include: (i) the need for specialized manufacturing capabilities; (ii) difficulty in raw material sourcing; (iii) complex formulation or development characteristics; (iv) regulatory or legal challenges; or (v) sales and marketing challenges. The Company believes products with such barriers will face limited competition and therefore provide longer product life-cycles and/or higher profitability than commodity generic products.

    CHALLENGING PATENTS PROTECTING CERTAIN BRAND PHARMACEUTICALS. The Company pursues the development and marketing of branded pharmaceuticals protected by patents where the Company believes that such patents are either invalid, unenforceable or not infringed by the Company's product. This strategy is an extension of the Company's generic strategy as issued patents, even invalid patents, present barriers to entry to companies that do not have the capabilities to assess and challenge the validity of such patents. The Company believes that the successful development of pharmaceuticals that were perceived by competitors to be patent protected may offer longer product life-cycles and/or higher profitability.

    DEVELOPING AND INTRODUCING PROPRIETARY PHARMACEUTICALS. The Company is pursuing the development of proprietary pharmaceuticals that may have some period of exclusivity, typically from three to seven years. The Company believes that such products will produce higher and more consistent profitability than the typical generic product. The Company anticipates that the majority of its proprietary products will be developed with strategic partners and marketed by those partners through detail product sales forces or other appropriate channels.

    The Company believes it has the research, development, regulatory, manufacturing as well as sales and marketing capabilities to implement its three core strategies successfully. Such capabilities include: (i) specialized manufacturing facilities equipped to produce products with toxic raw materials;
(ii) a proprietary product development process that enables the Company to formulate difficult products rapidly and consistently; (iii) the technology necessary to ensure consistency, speed and quality of output of its quality assurance/quality control laboratories; (iv) the simultaneous, rather than sequential, grouping of technical transfer, regulatory and manufacturing tasks to enable the Company to compress the development and regulatory review process and launch products as soon as possible after FDA approval; (v) the regulatory and legal expertise which allows for the efficient prosecution of patent challenges; and (vi) the sales and marketing infrastructure to commercialize products with unique characteristics.

DEVELOPMENT AND MARKETING OF SELECTED GENERIC PHARMACEUTICALS

    Barr's product line includes approximately 66 pharmaceutical products representing various dosage strengths and product forms of 33 chemical entities. Barr's products are manufactured in tablet, capsule and powder form. Of these products, four were introduced in fiscal 1996 and 11 in fiscal 1997. To date, the Company has introduced 14 products in fiscal 1998. The Company's product line is concentrated primarily on six core therapeutic categories: oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutic. The Company sells 15 products where its market share in terms of units dispensed is greater that 40%.

    The following table lists Barr's currently marketed generic products.

                                                                           NUMBER OF
GENERIC PRODUCT NAME                           BRAND NAME                DOSAGE FORMS
---------------------------------  ----------------------------------  -----------------
ONCOLOGY
Leucovorin                         Wellcovorin-Registered Trademark-               2
Methotrexate                       Rheumatrex-Registered Trademark-/Methotrexate             1
Megestrol Acetate                  Megace-Registered Trademark-                    2
Tamoxifen Citrate                  Nolvadex-Registered Trademark-                  2

FEMALE HEALTHCARE
Danazol                            Danocrine-Registered Trademark-                 1
Estradiol                          Estrace-Registered Trademark-                   3
Estropipate                        Ogen-Registered Trademark-                      3
Medroxyprogestrone                 Provera-Registered Trademark-                   3

CARDIOVASCULAR
Amiloride/HCTZ                     Moduretic-Registered Trademark-                 1
Dipyridamole                       Persantine-Registered Trademark-                3
Propranolol HCl & HCTZ             Inderide-Registered Trademark-                  2
Triamterene & HCTZ                 Dyazide-Registered Trademark-                   1
Triamterene & HCTZ                 Maxzide-Registered Trademark-                   1
Warfarin Sodium                    Coumadin-Registered Trademark-                  7

ANTI-INFECTIVE
Cephalexin                         Keflex-Registered Trademark-                    2
Cephalexin O/S                     Keflex-Registered Trademark-                    2
Erythromycin DR                    Eryc-Registered Trademark-                      1
Erythromycin Estolate              Ilosone-Registered Trademark-                   1
EES Granules                       EES Granules-Registered Trademark-              1
ESP-Registered Trademark-          Pediazole-Registered Trademark-                 1
Isoniazid                          none                                            2
Minocycline                        Minocin-Registered Trademark-                   2
Tetracycline                       Sumycin-Registered Trademark-                   2

PAIN MANAGEMENT
                                   Parafon
Chlorzoxazone                      Forte-Registered Trademark-                     1
Meperidine                         Demerol-Registered Trademark-                   2
Oxycodone & APAP                   Percocet-Registered Trademark-                  1

PSYCHOTHERAPEUTIC
Chlordiazepoxide                   Librium-Registered Trademark-                   3
Diazepam                           Valium-Registered Trademark-                    3
Hydroxyzine Pamoate                Vistaril-Registered Trademark-                  3
Trazodone                          Desyrel-Registered Trademark-                   2

OTHER
Acetohexamide                      Dymelor-Registered Trademark-                   2
Diphenhydramine                    Benadryl-Registered Trademark-                  1
Sulfinpyrazone                     Anturane-Registered Trademark-                  2

    KEY CURRENTLY MARKETED PRODUCTS

    The following are descriptions of the generic pharmaceuticals currently marketed by the Company that contribute significantly to sales and gross profit. All sales and product data is derived from industry sources. It is noted that market share information below concerning the number of units of a product dispensed does not correlate to a like percentage of industry sales due to the lower selling prices for generic products as compared to branded products.

    TAMOXIFEN. Tamoxifen is the generic version of Nolvadex, which is used to treat advanced breast cancer as well as impede the recurrence of tumors following surgery. Total U.S. brand and generic sales for 1996 were $305 million. Statistics indicate that one in eight women will get breast cancer during her lifetime, and each year, more than 180,000 new cases of breast cancer are diagnosed.

    Tamoxifen is Barr's largest selling product, accounting for approximately 76% of the Company's total net product sales during the fiscal year ended June 30, 1997. Barr's product accounted for 76% of the total (brand and generic) units dispensed in the United States for the twelve months ended September 30, 1997.

    In 1993, as a result of a settlement of a patent challenge against the innovator of Tamoxifen, the Company entered into the Tamoxifen Agreement. Under the terms of the Tamoxifen Agreement, Barr purchases Tamoxifen directly from the innovator and sells it as a generic product. The Company is the only distributor of Tamoxifen in the United States other than the innovator. Although the Company is a non-exclusive distributor, the Tamoxifen Agreement provides that should an additional distributor or distributors be selected by the innovator, Barr will be granted terms no less favorable than those granted to any subsequent distributor. See "Challenging Patents Protecting Certain Brand Pharmaceuticals."

    The Company currently has a tentatively approved ANDA for the manufacture of Tamoxifen. Therefore, at the time of patent expiration in August 2002 (or earlier, should another company's patent challenge succeed), Barr will be permitted to begin the direct manufacture of Tamoxifen. Manufacturing Tamoxifen would lower Barr's costs of goods for this product and the Company believes it would improve profit margins earned by the Company on Tamoxifen sales. The Company expects that upon patent expiration, other competitors will enter the market. Should this occur, the Company believes that while its revenues and market share could be negatively affected, it expects that its gross margins on the sales of Tamoxifen would exceed those it currently earns as a distributor.

    WARFARIN SODIUM. Warfarin Sodium is the generic equivalent of DuPont Merck's Coumadin, an anticoagulant which is given to patients with heart disease and/or high risk of stroke. Warfarin Sodium was introduced by Barr in July 1997 and the Company is the only generic supplier of the product. Total U.S. sales of Coumadin were approximately $500 million for the twelve months ended September 30, 1997. The Company's Warfarin Sodium product has been gaining market share since its introduction in mid-1997, however, such market share data is not yet available for a full year.

    Coumadin is the 11th most prescribed drug in the United States and due to the aging baby boomer generation and a new indication for the treatment of atrial fibrillation (an abnormal heart rhythm), the market for Coumadin has shown significant growth. For the twelve months ended December 31, 1997, Coumadin was prescribed over 19.6 million times, which represents 13% growth from the prior twelve month period.

    Although another generic competitor received an ANDA approval for Warfarin Sodium, Barr is currently the only company marketing a generic equivalent of Coumadin. The Company believes that there will be limited generic competition because of a number of barriers to entry. First, there are a limited number of FDA approved raw material suppliers for the product. In addition, product manufacture may require special handling due to the toxic nature of the raw materials. Finally, the Company has been required to make significant investment in educational and promotional support of the product to counter DuPont Merck's extensive physician detailing efforts, and to support government affairs activities to defeat attempts by DuPont Merck to support state legislative and regulatory measures that would restrict generic substitution of Coumadin.

    METHOTREXATE. Methotrexate is the generic version of Lederle's Methotrexate/Rheumatrex, which is used to treat rheumatoid arthritis and psoriasis as well as uterine tumors and various types of leukemia. Methotrexate was introduced by Barr in 1991, and there are currently other generic competitors in the marketplace. Total U.S. brand and generic sales of Methotrexate were $50 million for the twelve months ended September 30, 1997. Barr's product accounted for 48% of the total U.S. (brand and generic) units dispensed in the twelve months ended September 30, 1997. Methotrexate is another product for which the Company's specialized manufacturing suites for production are utilized.

    MEGESTROL ACETATE. Megestrol is the generic equivalent of Bristol-Myers' Megace which is used for the palliative treatment of advanced breast and endometrial cancer. Megestrol was introduced by Barr in 1995 and there are currently other generic competitors in the marketplace. Total U.S. brand and generic sales of Megestrol were $19 million for the twelve months ended September 30, 1997. Barr's product accounted for 40% of the total U.S. (brand and generic) units dispensed in the twelve months ended September 30, 1997. Megestrol is another product for which specialized manufacturing suites for production are utilized.

    DANAZOL. Danazol is the generic equivalent of Sanofi-Winthrop's Danocrine which is used for the treatment for endometriosis. Danazol was introduced by Barr in 1996 and there are currently no other generic competitors. Total U.S. brand and generic sales of Danazol were $19 million for the twelve months ended September 30, 1997. Barr's product accounted for 41% of the total U.S. (brand and generic) units dispensed in the twelve months ended September 30, 1997. Danazol is an example of a product with multiple barriers to entry. Sourcing of the raw material and the formulation of an approvable, bioequivalent product is complex and difficult to achieve. In addition, manufacture of the product requires specialized manufacturing suites.

    OTHER REVENUE

    CIPROFLOXACIN. Ciprofloxacin is the generic equivalent of Bayer's Cipro which is used to treat lower respiratory, skin, bone and joint, and urinary tract infections. Total U.S. sales of ciprofloxacin were approximately $685 million in 1996. In January 1995, the Company received a tentative approval of its ANDA for ciprofloxacin tablets and commence marketing when the patents protecting the product expire.

    In January 1997, the Company and the innovator of ciprofloxacin settled pending patent litigation. As part of the settlement of the patent challenge the Company entered into the Ciprofloxacin Agreement, which ends with the expiration of the patent in December 2003. Under the Ciprofloxacin Agreement, the innovator has the option to make payments to Barr or to provide Barr with ciprofloxacin that Barr would market as a generic pursuant to a license from the innovator. In January 1997, the Company received an initial cash payment of $24.6 million in connection with the Ciprofloxacin Agreement. If the innovator chooses not to provide the product to Barr, the annual value recognized by Barr would approximinate the value of the initial payment. Under terms of the Ciprofloxacin Agreement, Barr will be able to enter the marketplace in advance of any generic competitor. Barr believes this will allow it to develop a significant market share prior to additional generic entrants.

    GENERIC PRODUCT RESEARCH AND DEVELOPMENT

    The Company pursues development and marketing of generic pharmaceuticals that have barriers to entry. The characteristics of the products that the Company pursues may include: (i) the need for specialized manufacturing capabilities; (ii) difficulty in raw material sourcing; (iii) complex formulation or development characteristics; or (iv) sales and marketing challenges. The Company believes products with such barriers will face limited competition and therefore offer longer product life-cycles and/or higher profitability than commodity generic products.

    The Company pursues product development and marketing of generic pharmaceuticals with both large and relatively small existing markets. The Company believes that small sales volume drugs, (as well as large ones) can contribute meaningfully and consistently to earnings if they present barriers to entry that may limit competition. In addition, the Company will seek to develop products that have been off-patent for some time where barriers to entry have prevented successful development. By pursuing products that have been off-patent for some time, and overcoming the barrier to entry, the Company believes that it has greater assurance of limited generic competition, since many generic companies typically have focused on developing versions of branded products which are currently reaching patent expiry.

    GENERIC PRODUCTS UNDER DEVELOPMENT

    The Company currently has under development more than 40 pharmaceutical products representing more than 30 chemical entities. The Company has six ANDAs and two ANDA supplements pending at the FDA for products that had U.S. industry sales of approximately $2 billion for the twelve months ended September 30, 1997. Prior to December 31, 1998, Barr anticipates filing twelve ANDAs and two ANDA supplements for products which had U.S. industry sales in excess of $2 billion for the twelve months ended September 30, 1997. Of these products, Barr anticipates FDA approval of at least four ANDAs and one ANDA supplement by the end of 1998 which products had U.S. sales of approximately $250 million for the twelve months ended September 30, 1997.

    Of the 22 products mentioned above, ten represent markets where there are currently no generic products available in the marketplace. Included in currently filed ANDAs is the Company's ANDA for fluoxetine which is the subject of an ongoing patent challenge. See "Challenging Patents Protecting Certain Brand Pharmaceuticals." Fluoxetine is the generic version of Eli Lilly's Prozac anti-depressant. Prozac is patent protected and total U.S. brand sales were $1.7 billion for the twelve months ended September 30, 1997.

                    GENERIC PRODUCT PIPELINE ($ IN MILLIONS)

                                                                  ANNUAL INDUSTRY SALES OF PRODUCTS (1)
                                                               --------------------------------------------
                                                                 ANDAS CURRENTLY     ANDAS TO BE FILED IN
THERAPEUTIC CATEGORY                                             PENDING AT FDA          CALENDAR 1998         TOTAL
-------------------------------------------------------------  -------------------  -----------------------  ---------
Oncology.....................................................       $      24              $     100         $     124
Female Healthcare............................................               2                    186               188
Cardiovascular...............................................              47                    155               202
Pain Management..............................................             182                     --               182
Anti-Infective...............................................              --                    210               210
Psychotherapeutic / Anticonvulsant...........................           1,703                    279             1,982
Other........................................................              17                     45                62
                                                                       ------                  -----         ---------
        Total................................................       $   1,975              $     975         $   2,950
                                                                       ------                  -----         ---------
                                                                       ------                  -----         ---------

------------------------

(1) Based on industry data for the twelve months ended September 30, 1997.

CHALLENGING PATENTS PROTECTING CERTAIN BRAND PHARMACEUTICALS

    The Company actively challenges the patents protecting certain branded pharmaceutical products where it believes such patents are either invalid, unenforceable or not infringed by the Company's products. The successful execution of this strategy by Barr for two products, Tamoxifen and Ciprofloxacin, has already resulted in the creation of a significant revenue and profit stream for the Company.

    PATENT CHALLENGE PROCESS

    The Hatch-Waxman Act provides incentives for generic pharmaceutical companies to challenge suspect patents on branded pharmaceutical products. The legislation recognizes that there is a potential for the improper issuance of patents by the United States Patent and Trade Office ("PTO") resulting from a variety of technical, legal or scientific factors. The Hatch-Waxman legislation places significant burdens on the challenger to ensure that such suits are not frivolous, but also offers the opportunity for significant financial reward if successful.

    All of the steps involved in the filing of an ANDA with the FDA, including research and development, are identical with those steps taken in development of any generic drug. At the time of filing with the FDA for approval of its version of the branded product, the generic company files with its ANDA a certification asserting that the patent is invalid, unenforceable or not infringed. After receiving notice from the FDA that its application is acceptable for filing, the generic company sends the patent holder a notice explaining why it believes that the patents in question are invalid, unenforceable or not infringed. Upon receipt of the notice from the generic company, the patent holder has 45 days in which to bring legal action against the generic company. The patent holder, within certain parameters, has the right to bring suit in any federal district court. The discovery, trial and appeals process can take three to four years.

    If the generic company prevails, and that company was the first to file an ANDA and a certification of invalidity or noninfringement with the FDA for the product, that company receives 180 days of generic marketing exclusivity. That is, the FDA may not approve another generic version of the product for any company during the first 180 days. This period of marketing exclusivity provides the successful patent challenger with the opportunity to build its market share to a significant position. While enabling the company to recoup the expenses of the lawsuit and realize stronger profit margins, this also may provide an impediment to or limit the entrance of subsequent competitors. Once significant market share is achieved, the first successful challenger can more effectively defend its position against future competitors.

    Each patent challenge typically requires the investment of as long as four years, and approximately $6 million to $8 million in legal and product development costs. The process for initiating a patent challenge begins with the identification of a drug candidate and evaluation by qualified legal counsel of the patents protecting that product. The Company has reviewed a number of challenges and has pursued only those which it believes offered a high probability of success. Once the Company receives a favorable opinion of patent counsel that a deficiency exists, the Company must then begin the formulation and development process. Patent challenge product candidates typically must have several years of remaining patent protection to ensure that the legal process can be completed prior to patent expiry.

    The Company has brought four patent challenges. Two have been successfully resolved, one is currently pending and the fourth was unsuccessful.

                            PATENT CHALLENGE HISTORY

PRODUCT (BRAND NAME)                            STATUS          OUTCOME
----------------------------------------------  --------------  ---------------------------------------------------------
Tamoxifen (Nolvadex)..........................  Settled         -          Tentatively approved ANDA
                                                                -          Distribution agreement until August 2002
                                                                -          $21 million cash payment in fiscal 1993

Ciprofloxacin (Cipro).........................  Settled         -          Tentatively approved ANDA
                                                                -          Contingent supply agreement/expected to
                                                                             generate annual value of approximately $25
                                                                             million through 2003

Fluoxetine (Prozac)...........................  Pending         -          ANDA pending
                                                                -          Outcome to be decided

Zidovudine (Retrovir-Registered Trademark-)...  Unsuccessful    -          Tentatively approved ANDA/awaits patent expiry

    TAMOXIFEN. Tamoxifen is the generic version of Nolvadex, which is used to treat advanced breast cancer as well as to delay the recurrence of breast cancer following surgery. Total brand and generic sales for 1996 were $305 million. See "Development and Marketing of Selected Generic Pharmaceuticals."

    In 1993, as a result of a settlement of a patent challenge against the innovator of Tamoxifen, the Company entered into the Tamoxifen Agreement. Under the terms of the Tamoxifen Agreement, Barr purchases Tamoxifen directly from the innovator and sells it as a generic product. The Company is the only distributor of Tamoxifen in the U.S. other than the innovator. Although it is a non-exclusive distributor, the Company's agreement with the innovator guarantees that should an additional distributor or distributors be selected by the innovator, Barr will be granted terms no less favorable than those granted to any subsequent distributor.

    The Company currently has a tentatively approved ANDA for the manufacture of Tamoxifen. Therefore, at the time of patent expiration in August 2002 (or earlier, should another company's patent challenge succeed), Barr will be permitted to immediately begin the direct manufacture of Tamoxifen. Manufacturing Tamoxifen would lower Barr's costs of goods for this product and the Company believes it would improve profit margins earned by the Company on Tamoxifen sales. The Company expects that upon patent expiration, other competitors will enter the market. Should this occur, the Company believes that while its revenues and market share could be negatively affected, it expects that its gross margins on the sales of products would exceed those it currently earns as a distributor.

    CIPROFLOXACIN. Ciprofloxacin is the generic equivalent of Bayer's Cipro which is used to treat lower respiratory, skin, bone and joint, and urinary tract infections. Total U.S. sales were approximately $685 million in 1996. In January 1995, the Company received a tentative approval of its ANDA for ciprofloxacin tablets when the patents protecting the product expire.

    In January 1997, the Company and the innovator of ciprofloxacin settled pending patent litigation regarding ciprofloxacin. As part of the settlement of the patent challenge the Company entered into the Ciprofloxacin Agreement, which ends with the expiration of the patent in December 2003. Under the Ciprofloxacin Agreement, the innovator has the option to make payments to Barr or to provide Barr with ciprofloxacin that Barr would market as a generic pursuant to a license from the innovator. In 1997, the Company received an initial cash payment of $24.6 million in connection with the Ciprofloxacin Agreement. If the innovator chooses not to provide the product to Barr, the annual value recognized by Barr would approximate the value of the initial payment. Under terms of the Ciprofloxacin Agreement, Barr will be able to enter the marketplace in advance of any generic competitor. Barr believes this will allow it to develop a significant market share prior to additional generic entrants.

    FLUOXETINE. Fluoxetine is the generic equivalent of Eli Lilly's Prozac antidepressant, which is patent protected and had annual sales of $1.7 billion for the twelve months ended September 30, 1997. The Company filed its application for fluoxetine in January 1996, and has been sued for patent infringement by Eli Lilly, initiating the patent challenge process. The Company estimates that the Prozac challenge will last another two to three years and expects to go to trial during the second half of calendar 1998.

    ZIDOVUDINE. Zidovudine is the generic equivalent of Glaxo Wellcome's Retrovir, also known as AZT, a treatment for AIDS. The patent challenge that followed Barr's filing was resolved unsuccessfully during 1996. Barr received tentative approval of its ANDA for this product in February 1995 and anticipates entering the market with a generic product as soon as practical at the expiration of the patents in 2005.

    At present three additional patent cases are in active development and the Company expects to file ANDAs for those three products during calendar 1998. U.S. industry sales of these three products were in excess of $1 billion for the twelve months ended September 30, 1997. In addition, the Company is actively evaluating several potential additional challenges both on its own and as part of collaborations with other companies.

DEVELOPMENT AND INTRODUCTION OF PROPRIETARY PHARMACEUTICALS

    The newest component of Barr's overall business strategy is the development of proprietary pharmaceuticals that have some period of market exclusivity, typically from three to seven years. Under this strategy, the Company pursues candidates in two primary categories: (i) existing chemical compounds where the development of different forms (liquid vs. tablets or different dosages) that offer therapeutic advantages; and (ii) new chemical entities in selected therapeutic categories, including some that are marketed in other countries but not currently sold in the United States.

    Some of these activities will result in the filing by the Company of an NDA with the FDA. The Company anticipates that the majority of its proprietary products will be developed with strategic partners and marketed by those partners through detail product sales forces or other appropriate channels.

PROPRIETARY PRODUCT DEVELOPMENT

    In conjunction with strategic partners, Barr has four proprietary products in various stages of development. An NDA has been filed by Barr's partner on one of these products, and the Company anticipates that its partner will receive regulatory approval for such product before the end of 1998. The three remaining projects are in development and the Company believes that they could be filed with the FDA at the rate of one per calendar year for the next three years beginning and including calendar 1998.

    The Company has developed its first product pursuant to a strategic arrangement with Gynetics Inc. ("Gynetics"). Barr provided the scientific, technical, regulatory and manufacturing expertise to develop oral contraceptive tablets that are a component of Gynetics' emergency oral contraceptive product. This product includes four oral contraceptive tablets (similar to those sold under brand names and routinely used for birth control) and are indicated to prevent a pregnancy from starting if a woman has been exposed to the risk of pregnancy within the previous 72 hours. In an official statement, the FDA has pointed out that emergency contraception has no effect on an existing pregnancy and works primarily by preventing ovulation in exactly the same manner as conventional brand name oral contraceptive pills. Barr provided the development expertise necessary to formulate the oral contraceptive tablets and was responsible for the chemicals, manufacturing and controls section of the NDA. In addition, Barr will provide the bulk manufacturing of the oral contraceptive tablets. The Company and Gynetics have agreed to a formula to split profits from the sale of this product equally, after certain costs to each party have been accounted for.

SALES AND MARKETING

    GENERIC PRODUCTS

    The Company employs six national account managers who call directly on drug store chains, wholesalers, distributors and repackagers in the United States and Puerto Rico. This sales group is supplemented by four customer service representatives who inform the Company's customers of new Company products, order status and current pricing. Manufacturers of generic pharmaceuticals typically require less of an investment in sales and marketing infrastructure than brand pharmaceutical companies. This is because factors such as statutory substitution requirements that exist in many states and the influence of third-party payer plans reduce significantly the need for generic manufacturers to promote the substitution of their products for brand products.

    In addition, the Company's marketing group supports Barr's overall strategy of developing and selling products with high barriers to entry by developing marketing programs which promote and support such products. The Company has developed this capability to support the marketing of Warfarin Sodium. The Company expects that similar product marketing support will be needed for products in the Company's development pipeline which also may face marketing barriers similar to Warfarin Sodium.

    WHOLESALERS. Wholesale customers, which accounted for 43% of sales in fiscal 1997, purchase products, warehouse them, and resell the products to chains, independent pharmacies, and other retailers of pharmaceuticals. Wholesalers generally purchase large quantities and have high inventory turnover.

    WAREHOUSING PHARMACY CHAINS. Barr's chain drug store customers, which accounted for 41% of sales in fiscal 1997, either maintain their own warehouse facilities or take delivery of purchased products through national or regional wholesalers.

    DISTRIBUTORS. Distributors, which accounted for 12.5% of sales in fiscal 1997, typically have large sales forces which allow them to penetrate markets and reach customers that Barr's sales organization would be unable to penetrate effectively. Distributors either sell Barr-label products or contract with Barr for the manufacture of products sold under the distributor's (private) label.

    MANAGED CARE/MAIL ORDER. A fourth customer group, the managed care/mail order group accounted for 3.5% of sales in fiscal 1997. This distribution channel has expanded in response to changes in insurance benefits which continue to move toward increased prescription fulfillment through mail order.

    Recently, the Company's customer base has undergone significant consolidation, particularly in the chain drug store, distributor and wholesaler trade classes. To date, this consolidation has had little impact on the Company's business. The Company believes that it has good relationships with its key customers, but there can be no assurance that continued consolidation will not impact the Company's business, or that such impact might not be significant.

    PROPRIETARY PRODUCTS

    The Company is seeking to establish strategic relationships that provide access to specific health care segments or providers, including specialty physicians principally to support its proprietary products. To date, the Company has established two such relationships.

    GYNETICS. Barr is working collaboratively with Gynetics on a line of products, including the emergency oral contraceptive. Gynetics will assume all marketing responsibilities for these products. The products will be marketed directly to physicians and other healthcare professionals. The Company will share equally in the profits expected from the products, the first of which the Company believes will receive FDA approval by the end of 1998.

    Although Gynetics is a start-up pharmaceutical company, it has management with extensive experience in the development and marketing of branded prescription contraceptive products. Gynetics' founder,

Rod MacKenzie, was president of Ortho Pharmaceutical Corporation and the founder of GynoPharma Inc., a successful start-up pharmaceutical company.

    WARNER CHILCOTT. In July 1997, Barr announced a strategic investment in Warner Chilcott, a company which markets speciality pharmaceutical products and complex generics. Barr made an initial investment of approximately $4 million and has an option to increase its stake by another $4 million over the next four years. This investment gives Barr access to Warner Chilcott's recognized name and the dedicated sales force that can help promote certain of Barr's proprietary drug products directly to physicians. Warner Chilcott has agreed to market one of the Company's proprietary therapies currently in development. The collaboration also offers Barr the opportunity to be the generic supplier of certain current and future Warner Chilcott products.

MANUFACTURING AND FACILITIES

    Barr has facilities and operations in Pomona and Blauvelt, New York; Northvale, New Jersey; and Forest, Virginia. The following table presents the facilities owned or leased by the Company and indicates the location and type of each of these facilities.

                                                SQUARE
LOCATION                                        FOOTAGE    STATUS                     DESCRIPTION
---------------------------------------------  ---------  ---------  ---------------------------------------------
NEW JERSEY
Northvale....................................     28,000    Owned    Manufacturing
Northvale....................................     40,000   Leased    Packaging (closing June 1998)
Northvale....................................     50,000   Leased    Warehouse/Distribution

NEW YORK
Blauvelt.....................................     38,000   Leased    Corporate Administration
Pomona 1.....................................     33,000    Owned    R&D and Analytical Laboratories
Pomona 2.....................................     48,000    Owned    Laboratories, Administrative Offices,
                                                                       Manufacturing

VIRGINIA
Forest 1.....................................     65,000    Owned    Administrative Offices, Manufacturing
Forest 2.....................................    100,000    Owned    Warehouse, Packaging

    Over the past three fiscal years, the Company has spent approximately $57 million in capital expenditures to expand manufacturing capacity and strengthen certain competitive advantages. Barr added special enclosed manufacturing capacity at its Pomona, New York and Northvale, New Jersey facilities and purchased a 65,000 square foot facility in Forest, Virginia. The Company also constructed a 100,000 square foot warehouse/packaging site at the Forest site.

PATENTS, PROPRIETARY RIGHTS AND TRADEMARKS

    The Company relies on trade secrets and other unpatented proprietary information in its product development activities. To the extent that the Company relies on trade secrets and unpatented know-how to maintain its competitive technological position, there can be no assurance that others may not independently develop the same or similar technologies. The Company seeks to protect trade secrets and proprietary knowledge in part through confidentiality agreements with its employees, consultants, advisors, and collaborators. Nevertheless, these agreements may not effectively prevent disclosure of the Company's confidential information and may not provide the Company with an adequate remedy in the event of unauthorized disclosure of such information. If the Company's employees, scientific consultants or collaborators develop inventions or processes independently that may be applicable to the Company's products under development, disputes may arise about ownership of proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become the Company's property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of the Company's proprietary rights. Failure to obtain or maintain patent and trade secret protection, for any reason, would have a material adverse effect on the Company.

COMPETITION

    The Company competes in varying degrees with numerous other manufacturers of pharmaceutical products (both branded and generic). These competitors include the generic divisions of proprietary pharmaceutical companies (either marketing units or other generic manufacturers), large independent generic manufacturers/distributors that seek to provide "one stop shopping" by offering a full line of products, and generic manufacturers that have targeted select therapeutic categories and market niches.

    The selling prices of the Company's products may decline as competition increases. Currently, many of the Company's generic products compete with other approved generic products. In addition, some third party payors, wholesalers and chain buyers have instituted programs which further increase the downward pressure on prices in the generic industry. These aggressive price reduction activities could have a material adverse effect on the Company's business, results of operations and financial condition.

    Relatively large research and development expenditures enable a company to support many FDA applications simultaneously, thereby improving the likelihood of being among the first to obtain approval of at least some generic drugs. Other products now in use or under development by others may be more effective or have fewer side effects than the Company's current or future products. The industry is characterized by rapid technological change, and competitors may develop their products more rapidly than the Company. Competitors may also be able to complete the regulatory process sooner, and therefore may begin to market their products in advance of the Company's products. There can be no assurance that developments by others will not render any product the Company produces or may produce obsolete or otherwise non-competitive.

GOVERNMENT REGULATION

    All pharmaceutical manufacturers, including the Company, are subject to extensive regulation by the federal government, principally by the FDA, and, to a lesser extent, by the DEA and state governments. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations govern or influence the testing, manufacturing, safety, labeling, storage, record keeping, approval, pricing, advertising and promotion of the Company's products. Non-compliance with applicable requirements can result in fines, recalls and seizure of products. Under certain circumstances, the FDA also has the authority to revoke drug approvals previously granted.

    ANDA PROCESS

    FDA approval is required before a generic equivalent to a previously approved drug or a new dosage form of an existing drug can be marketed. The Company usually receives approval for such products by submitting an ANDA to the FDA. When processing an ANDA, the FDA waives the requirement of conducting complete clinical studies, although it may requires bioavailability and/or bioequivalence studies. "Bioavailability" indicates the rate and extent of absorption and levels of concentration of a drug product in the blood stream needed to produce a therapeutic effect. "Bioequivalence" compares the bioavailability of one drug product with another, and when established, indicates that the rate of absorption and levels of concentration of a generic drug in the body are substantially equivalent to the previously approved drug. An ANDA may be submitted for a drug on the basis that it is bioequivalent to a previously listed drug, contains the same active ingredient, has the same route of administration, dosage form, and strength as the listed drug, and otherwise complies with legal and regulatory requirements.

    Among the requirements for drug approval by the FDA is that the Company's manufacturing procedures and operations conform to cGMP, as defined in the U.S. Code of Federal Regulations. The cGMP regulations must be followed at all times during the manufacture of pharmaceutical products. In complying with the standards set forth in the cGMP regulations, the Company must continue to expend time, money and effort in the areas of production and quality control to ensure full technical compliance.

    If the FDA believes a company is not in compliance with cGMP, certain sanctions are imposed upon that company including (i) withholding from the company new drug approvals as well as approvals for supplemental changes to existing applications; (ii) preventing the company from receiving the necessary export licenses to export its products; and (iii) classifying the company as an "unacceptable supplier" and thereby disqualifying the company from selling products to federal agencies. The Company believes it is currently in compliance with cGMP.

    In May of 1992, the Generic Act was enacted. The Generic Act, a result of the legislative hearings and investigations into the generic drug approval process, allows the FDA to impose debarment and other penalties on individuals and companies that commit certain illegal acts relating to the generic drug approval process. In some situations, the Generic Act requires the FDA to debar (i.e., not accept or review ANDAs for a period of time) a company or an individual that has committed certain violations. It also provides for temporary denial of approval of applications during the investigation of certain violations that could lead to debarment and also, in more limited circumstances, provides for the suspension of the marketing of approved drugs by the affected company. Lastly, the Generic Act allows for civil penalties and withdrawal of previously approved applications. Neither the Company nor any of its employees have ever been subject to debarment.

    NDA PROCESS

    FDA approval is required before any new drug can be marketed. An NDA is a filing submitted to the FDA to obtain approval of a drug not eligible for an ANDA and must contain complete pre-clinical and clinical safety and efficacy data or a right of reference to such data. Before dosing a new drug in healthy human subjects or patients may begin, stringent government requirements for preclinical data must be satisfied. The pre-clinical data, typically obtained from studies in animal species, as well as from laboratory studies, are submitted in an Investigational New Drug ("IND") application, or its equivalent in countries outside the United States, where clinical trials are to be conducted. The preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initiation of clinical trials.

    Clinical trials are typically conducted in three sequential phases, although the phases may overlap. In Phase I, which frequently begins with the initial introduction of the compound into healthy human subjects prior to introduction into patients, the product is tested for safety, adverse effects, dosage, tolerance absorption, metabolism, excretion and other elements of clinical pharmacology. Phase II typically involves studies in a small sample of the intended patient population to assess the efficacy of the compound for a specific indication, to determine dose tolerance and the optimal dose range as well as to gather additional information relating to safety and potential adverse effects. Phase III trials are undertaken to further evaluate clinical safety and efficacy in an expanded patient population at typically dispersed study sites, in order to determine the overall risk-benefit ratio of the compound and to provide an adequate basis for product labeling. Each trial is conducted in accordance with certain standards under protocols that detail the objectives of they study, the parameters to be used to monitor safety and efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. In some cases, the FDA allows a company to rely on data developed in foreign countries and therefore not independently repeat some or all of those studies.

    Data from preclinical testing and clinical trials are submitted to the FDA as an NDA for marketing approval and to other health authorities as a marketing authorization application. The process of completing clinical trials for a new drug may take several years and require the expenditure of substantial resources. Preparing an NDA or marketing authorization application involves considerable data collection, verification, analysis and expense, and there can be no assurance that approval from the FDA or any other health authority will be granted on a timely basis, if at all. The approval process is affected by a number of factors, primarily the risks and benefits demonstrated in clinical trials as well as the severity of the disease and the availability of alternative treatments. The FDA or other health authorities may deny an NDA or marketing authorization application if the regulatory criteria are not satisfied, or such authorities may require additional testing or information.

    Even after initial FDA or other health authority approval has been obtained, further studies, including Phase IV post-marketing studies, may be required to provide additional data on safety and will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the FDA or other regulatory authorities require post-marketing reporting to monitor the adverse effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling or a change in the manufacturing facility, an application seeking approval of such changes must be submitted to the FDA or other regulatory authority. Additionally, the FDA regulates post-approval promotional labeling and advertising activities to assure that such activities are being conducted in conformity with statutory and regulatory requirements. Failure to adhere to such requirements can result in regulatory actions which could have a material adverse effect on the Company's business, results of operations and financial condition.

    DEA

    Because the Company markets some and intends to introduce or reintroduce a wide range of controlled substances in its analgesic and psychotherapeutic product lines, it must meet the requirements of the Controlled Substances Act and the regulations issued thereunder and administered by the DEA. These regulations include stringent requirements for manufacturing controls and security to prevent diversion of or unauthorized access to the drugs in each stage of the production and distribution process. The DEA monitors allocation to the Company of raw materials used in the production of controlled substances based on historical sales data. The Company believes it is currently in compliance with all applicable DEA requirements.

    GOVERNMENT RELATIONS ACTIVITIES

    During the past year, the branded pharmaceutical industry has increased its efforts to utilize state and federal legislative and regulatory forums to delay generic competition, or limit the severe market erosion they can experience which occurs once monopoly protection is lost for the branded product. To achieve these goals, the brand pharmaceutical companies have used the Citizen Petition process (i.e. petition directly to the FDA) to request amendments to FDA standards, sought changes from the United States Pharmacopeia (an organization which publishes industry recognized compendia of drug standards) requirements, and attached patent extension amendments to important federal legislation. Another anti-generic defense strategy involves a state-by-state initiative to enact legislation that would restrict the substitution of generic equivalents of NTI drugs. A drug is commonly said to have an NTI when small variances in the level of the drug in the blood can change the effectiveness of the drug. Since January 1997, Barr has engaged the resources necessary to fight proposed NTI legislation in a number of major states.

    Because this issue is critical to Barr's continued success, the Company has and will continue to put a major emphasis in terms of management time and financial resources on government affairs activities.

    PATENTS

    The Process Patent Amendments Act of 1988 provides that the use or sale within the United States, or importation into the United States, of a product that was made either domestically or abroad by a process covered by a United States patent, constitutes infringement of the process patent. After proper notice, this legislation could subject the Company to potential patent infringement claims if a supplier of an active ingredient to the Company were to infringe a United States process patent in the manufacture of such ingredient. The Company has received no such notice.

    MEDICAID

    In November 1990, a law regarding reimbursement for prescribed Medicaid drugs was passed as part of the Congressional Omnibus Budget Reconciliation Act of 1990. This law basically required drug manufacturers to enter into a rebate contract with the Federal Government. All generic pharmaceutical manufacturers, whose products are covered by the Medicaid program, are required to rebate to each state a percentage (currently 11% in the case of products manufactured by the Company and 15% for Tamoxifen sold by the Company) of their average net sales price for the products in question. The Company provides an accrual for future estimated rebates in its consolidated financial statements.

    EFFECT OF THE GENERAL AGREEMENT ON TARIFFS AND TRADE ("GATT")

    With the signing of the GATT accord in December 1994, one of the provisions called for harmonization of patent life throughout GATT countries. U.S. enabling legislation had provisions which in effect offered a limited extension of the period of monopoly protection for intellectual property including patents. While a number of patented drugs received extended patent protection (the maximum extension being 36 months) as a result of this enabling legislation, the patent extensions resulting from the implementation of GATT are not expected to impact materially any of the product candidates in Barr's current pipeline.

    OTHER

    The Company is also governed by federal, state and local laws of general applicability, such as laws regulating working conditions, equal employment opportunity, and environmental protection.

EMPLOYEES

    As of December 31, 1997, the Company had 508 full-time employees. Of these, approximately one-quarter are represented by a union which has a collective bargaining agreement with the Company. The Company's current collective bargaining agreement with its employees, who are represented by Local 8-149 of the Oil, Chemical and Atomic Workers International Union expires on April 1, 2001. The Company believes that its relations with its employees are good and has no history of work stoppages. The Company's employees are organized as follows:

DEPARTMENT                                                                  NUMBER OF EMPLOYEES
------------------------------------------------------------------------  -----------------------
Research and Development................................................                83
Administration..........................................................                68
Manufacturing
  Union.................................................................               164
  Non-Union.............................................................                75
Quality.................................................................               101
Sales & Marketing.......................................................                17
                                                                                       ---
      Total.............................................................               508
                                                                                       ---
                                                                                       ---

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The Company's directors and executive officers, all of whom are elected annually to serve until the next annual meeting or until their successors have been elected and qualified, are as follows.

NAME                                     AGE                                     POSITION
-----------------------------------      ---      ----------------------------------------------------------------------

Bruce L. Downey, Esq...............          50   Chairman of the Board, Chief Executive Officer and President

Paul M. Bisaro, Esq................          36   Senior Vice President, Strategic Business Development, General Counsel
                                                  and Secretary

Timothy P. Catlett.................          42   Senior Vice President, Sales and Marketing

Mary E. Petit, Pharm.D.............          48   Senior Vice President, Operations

Salah Ahmed, Ph.D..................          44   Vice President, Product Development

Robert Bell, Ph.D..................          41   Vice President, Proprietary Product Development

Ezzeldin A. Hamza..................          46   Vice President, Research and Development

Catherine F. Higgins...............          45   Vice President, Human Resources

William T. McKee...................          36   Vice President, Chief Financial Officer and Treasurer

Gerald F. Price....................          50   Vice President, Manufacturing and Engineering

Edwin A. Cohen, RPh................          65   Vice Chairman of the Board

Robert J. Bolger...................          75   Director

Michael F. Florence................          60   Director

Jacob (Jack) M. Kay................          56   Director

Bernard C. Sherman, Ph.D...........          55   Director

George P. Stephan, Esq.............          64   Director

    BRUCE L. DOWNEY, ESQ. became the Company's President, Chief Operating Officer and a member of the Board of Directors in January 1993 and was elected Chairman of the Board and Chief Executive Officer in February 1994. Prior to assuming these positions, from 1981 to 1993, Mr. Downey was a partner in the law firm of Winston & Strawn and a predecessor firm, Bishop, Cook, Purcell and Reynolds. Mr. Downey is also a Director of Warner Chilcott (NASDAQ).

    PAUL M. BISARO, ESQ. was employed by the Company as General Counsel in July 1992. He was acting General Counsel to the Company since January 1992. Mr. Bisaro was elected Secretary of the Company in September 1992 and elected a Vice President in 1993. In August 1994, Mr. Bisaro was elected to the position of Chief Financial Officer. In September 1996, Mr. Bisaro was elected to the position of Senior Vice President-Strategic Business Development. Prior to assuming these positions with the Company, he was associated with the law firm of Winston & Strawn and a predecessor firm, Bishop, Cook, Purcell and Reynolds. Prior to his association with Winston & Strawn, Mr. Bisaro was a Consultant with Arthur Andersen & Co.

    TIMOTHY P. CATLETT was employed by the Company in February 1995 as Vice President, Sales and Marketing. In September 1997, Mr. Catlett was elected to Senior Vice President of Sales and Marketing. Since 1978, Mr. Catlett held a number of positions with the Lederle Laboratories division of American Cyanamid Company. Since 1993, he served as Vice President, Cardiovascular Marketing.

    MARY E. PETIT, PHARM.D. was employed by the Company in January 1995 as Vice President, Quality. In September 1996, Dr. Petit was elected to the position of Senior Vice President-Operations. From June 1992 to January 1995, Dr. Petit was Vice President, Quality Management with the Lederle Laboratories division of American Cyanamid. Dr. Petit held positions of increasing responsibility during her 12 year tenure with Lederle.

    SALAH AHMED, PH.D. was employed by the Company as Director of Research and Development in 1993. Dr. Ahmed was named Vice President, Product Development in September 1996. Before joining Barr, Dr. Ahmed was a Senior Scientist with Forest Laboratories, Inc. from 1989 to 1993. Prior to joining Forest, he was a Teaching Fellow at St. John's University in New York. Dr. Ahmed also worked as a pharmacist in Benghazi and Bangladesh before coming to St. John's. Dr. Ahmed has a Ph.D. in Pharmaceutics and an M.S. in Industrial Pharmacy from St. John's, and also studied pharmacy at the University of Dacca, Bangladesh. He has published numerous scientific papers.

    ROBERT G. BELL, PH.D. was employed by the Company in 1996 as Vice President of Proprietary Product Development. Dr. Bell has extensive experience in the pharmaceutical industry, and most recently served as Vice President, Product Development and Quality with Somerset Pharmaceuticals. Prior to joining Somerset, he worked as Vice President of Corporate Development with UDL Laboratories, and Director of R&D with A.L. Laboratories. In addition to his experience in the pharmaceutical industry, Dr. Bell has also held several chemistry and pharmaceutics teaching positions. Dr. Bell has a Ph.D. in Pharmaceutics, an M.S. in Food Science and Human Nutrition, and a B.S. in Chemistry all from the University of Florida.

    EZZELDIN A. HAMZA was employed by the Company in July 1984 as Director of Quality Control and thereafter, from August 1987, served as Director of Scientific Affairs. In December 1988, Mr. Hamza was elected to the position of Vice President-Technical Affairs. In 1993, he was elected Vice President-Research and Development.

    CATHERINE F. HIGGINS was employed by the Company in January 1992 as Vice President-Human Resources and was elected an officer in September 1992. From June 1985 to December 1991, Ms. Higgins served as Vice President-Human Resources for Inspiration Resources Corporation.

    WILLIAM T. MCKEE was employed by the Company in January 1995 as Director of Finance and was appointed Treasurer in March 1995. In September 1996, Mr. McKee was elected to the position of Chief Financial Officer, and in December 1997 Mr. McKee was elected Vice President. Prior to joining the Company, Mr. McKee served as Vice President-Finance for Absolute Entertainment. From September 1983 through June 1993, Mr. McKee held management positions in the accounting firms of Deloitte & Touche, LLP and Gramkow & Carnevale, CPAs. Mr. McKee is a C.P.A.

    GERALD F. PRICE was employed by the Company in January 1990 as Vice President, Manufacturing and Engineering. He was elected an officer of the Company in January 1990. Prior to assuming these positions, he served as Group Vice President-Operations of Del Laboratories.

    EDWIN A. COHEN, RPH. founded the Company in 1970. Mr. Cohen served as President until January 1993, Chief Executive Officer until February 1994 and Chairman of the Board from January 1993 to February 1994. In February of 1994, he was elected to the position of Vice Chairman of the Board and became a consultant to the Company.

    ROBERT J. BOLGER was elected a Director of the Company in February 1988. Mr. Bolger has been President of Robert J. Bolger Associates, a marketing consulting company since January 1988. From 1962 through 1987, he served as President of the National Association of Chain Drug Stores, a major trade association. Mr. Bolger is also a Director of General Computer Corporation.

    MICHAEL F. FLORENCE, CA was elected a Director of the Company in February 1988. Mr. Florence has been President of Sherfam, Inc. since 1989. He is also Vice President of Shermfin Corp., Vice President of Apotex, Inc. and Vice President of Sherman Delaware, Inc. From January 1964 through April 1989, Mr.

Florence was a partner in Wm. Eisenberg & Co., Canadian Chartered Accountants. He is President and a Director of Citadel Gold Mines, Inc. (NASDAQ), and a Director of Nutrition for Life International, Inc. (NASDAQ). Mr. Florence and Dr. Sherman are brothers-in-law.

    JACOB ("JACK") M. KAY was elected a Director of the Company in December 1994. Mr. Kay is President of Apotex, Inc., and also serves as Chairman of the Canadian Drug Manufacturers Association. He is also a Director of York Finch Hospital (Toronto), Cangene Corporation and Humber River Regional Hospital.

    BERNARD C. SHERMAN, PH.D. was Chairman of the Board of the Company from July 1981 to January 1993. He remains a Director of the Company. Dr. Sherman is Chief Executive Officer and Chairman of the Board of Apotex, Inc., a Canadian manufacturer of generic and brand name drugs. He is also Chairman of the Board of Cangene Corporation, President of Sherman Delaware, Inc., President of Shermfin Corp., President of Apotex Holdings, Inc. and a Director of Citadel Gold Mines, Inc. (NASDAQ). In July 1994, Dr. Sherman and Shermfin Corp. consented to the issuance of an Order of the Commission that they cease and desist from violations of certain provisions of the Exchange Act. This Order was consented to without admitting or denying the findings of the Commission that there had been a failure to file reports of beneficial ownership of the common stock of Kinesis, Inc. ("Kinesis") with the Commission on Form 3 and Schedule 13G. Kinesis was a company formed to develop certain sports related products, never had any operations and was dissolved in March 1994. The Company had no relationship with Kinesis.

    GEORGE P. STEPHAN, ESQ. was elected a Director of the Company in February 1988. Since 1994, Mr. Stephan has been Managing Director of Stonington, Inc., (financial intermediaries and consultants). From 1992 to 1994, Mr. Stephan was counsel to Murtha, Cullina, Richter and Pinney in Hartford, Connecticut. From January 1991 to November 1991, he served as Interim Chief Executive Officer of Kollmorgen Corporation (NYSE), a diversified technology company. He also served as Chairman of Kollmorgen's Board of Directors from 1991 to February 1996. Mr. Stephan continues to serve as a Director of Kollmorgen Corporation.

                              SELLING STOCKHOLDERS

    The following table sets forth the beneficial ownership of the shares of Common Stock of the Company by the Selling Stockholders as of December 31, 1997 and as adjusted to reflect the sale of the Common Stock being offered hereby (assuming no exercise of the Underwriters' over-allotment option).

                                                                  PRIOR TO OFFERING           AFTER OFFERING
                                                              -------------------------  -------------------------
NAME OF BENEFICIAL OWNER                                         NUMBER       PERCENT       NUMBER       PERCENT
------------------------------------------------------------  ------------  -----------  ------------  -----------
Bernard C. Sherman, Ph.D. (1)...............................    13,744,426        63.4%    10,744,426        48.6%

------------------------

(1) Consists of 13,248,621 shares held of record by Sherman Delaware, Inc. ("SDI") and 495,805 shares held of record by Glastex Investments, Inc ("Glastex") which are beneficially owned by Dr. Sherman. A total of 10,264,426 of the shares held by SDI are pledged to banks to secure a guaranty made by SDI. The 3,000,000 shares being sold by the Selling Stockholders consist of 495,805 shares held of record by Glastex and 2,504,195 shares held of record by SDI. Dr. Sherman is a director of the Company. The address for SDI, Glastex and Dr. Sherman is 150 Signet Drive, Weston, Ontario, Canada M9L1T9.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's Certificate of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock, par value $.01 per share, of which 21,692,454 shares were outstanding on December 31, 1997, and 2,000,000 shares of preferred stock, par value $1.00 per share, of which none is outstanding as of the date of this Prospectus.

    Holders of the Common Stock are entitled to one vote for each share held of record, in person or by proxy, at all meetings of the shareholders and on all propositions before such meetings. The Common Stock does not have cumulative voting rights in the election of directors. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are fully paid and nonassessable. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the affairs of the Company, the assets remaining after provision for payment of creditors and after distribution in full of the preferential amount to be distributed to the holders of shares of any preferred stock are distributable pro rata among holders of Common Stock.

    The transfer agent and registrar of the Common Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                                  UNDERWRITING

    The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares of Common Stock which each has severally agreed to purchase from the Company, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

                                                                                     NUMBER
UNDERWRITERS                                                                       OF SHARES
---------------------------------------------------------------------------------  ----------
SBC Warburg Dillon Read Inc......................................................   1,167,500
Donaldson, Lufkin & Jenrette Securities Corporation..............................   1,167,500
A.G. Edwards & Sons, Inc.........................................................      85,000
Robert W. Baird & Co. Incorporated...............................................      40,000
Bear, Stearns & Co. Inc..........................................................      85,000
CIBC Oppenheimer Corp............................................................      85,000
Fahnestock & Co. Inc.............................................................      40,000
Furman Selz LLC..................................................................      85,000
Gerard Klauer Mattison & Co., LLC................................................      40,000
Goldman, Sachs & Co..............................................................      85,000
Gruntal & Co., L.L.C.............................................................      85,000
Lehman Brothers Inc..............................................................      85,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated...............................      85,000
Neuberger & Berman LLC...........................................................      40,000
David A. Noyes & Company.........................................................      25,000
Parker/Hunter Incorporated.......................................................      25,000
Pennsylvania Merchant Group......................................................      25,000
Sands Brothers & Co., Ltd........................................................      40,000
UBS Securities LLC...............................................................      85,000
H.G. Wellington & Co. Inc........................................................      25,000
                                                                                   ----------

        Total....................................................................   3,400,000
                                                                                   ----------
                                                                                   ----------

    The Managing Underwriters are SBC Warburg Dillon Read Inc. and Donaldson, Lufkin & Jenrette Securities Corporation.

    If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do not exceed ten percent of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

    The Underwriters propose to offer the shares of Common Stock to the public initially at the offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not to exceed $1.03 per share. The Underwriters may allow, and such dealers may re-allow, a concession not to exceed $0.10 per share on sales to certain other dealers. The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

    The Company and the Selling Shareholders have granted to the Underwriters an option for 30 days from the date of the Underwriting Agreement to purchase up to an additional 480,000 shares of Common Stock in the case of the Selling Stockholders and up to 30,000 additional shares in the case of the Company from them at the offering price less the underwriting discount set forth on the cover page of this

Prospectus. The Underwriters may exercise such option only to cover over-allotments made of the shares in connection with this Offering. To the extent the Underwriters exercise this option, each of the Underwriters will be obligated, subject to certain conditions, to purchase the number of additional shares proportionate to such Underwriter's initial commitment.

    The Company, each of its directors and officers and the Selling Stockholders have agreed that they will not sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of the Common Stock or any securities convertible into or exchangeable for Common Stock, for a period of at least 90 days after the date of this Prospectus, without the prior written consent of SBC Warburg Dillon Read Inc., except, without such consent,
(i) the Company may register and the Company may issue securities pursuant to any of the Company's stock option or other benefit or incentive plans and (ii) the Company may issue and register the Common Stock and the Company and the Selling Stockholders may sell the shares of Common Stock offered in the Offering.

    The Managing Underwriters, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate cover transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the Offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Managing Underwriters to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    The Company and the Selling Stockholders have agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including any liabilities under the Securities Act, or to contribute to payments, the Underwriters may be required to make in respect thereof.

    The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered by the Company hereby and certain legal matters will be passed upon for the Company by Winston & Strawn, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York.

                                    EXPERTS

    The financial statements as of June 30, 1997 and 1996 and for each of the three years in the period ended June 30, 1997 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Barr Laboratories, Inc.

Independent Auditors' Report..........................................................        F-2

Consolidated Balance Sheets as of June 30, 1996 and 1997 and December 31, 1997
  (unaudited).........................................................................        F-3

Consolidated Statements of Operations for the years ended June 30, 1995, 1996, 1997
  and the unaudited six months ended December 31, 1996 and 1997.......................        F-4

Consolidated Statements of Shareholders' Equity for the years ended June 30, 1995,
  1996 and 1997.......................................................................        F-5

Consolidated Statements of Cash Flows for the years ended June 30, 1995, 1996 and 1997
  and the unaudited six months ended December 31, 1996 and 1997.......................        F-6

Notes to the Consolidated Financial Statements........................................        F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Barr Laboratories, Inc.

We have audited the accompanying consolidated balance sheets of Barr Laboratories, Inc. and subsidiaries (the "Company") as of June 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Barr Laboratories, Inc. and subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE, LLP

Parsippany, New Jersey
August 28, 1997 (January 28, 1998 as to Notes 1(f), 1(h), 5 and 8)

                            BARR LABORATORIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                                    JUNE 30,
                                                                             ----------------------  DECEMBER 31,
                                                                                1996        1997         1997
                                                                             ----------  ----------  ------------
                                                                                                     (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash and cash equivalents................................................  $   44,893  $   31,923   $   34,085
  Accounts receivable (including receivables from related parties of $886 in 1996 and $1,358 in 1997) less allowances of $1,799, $1,620 and
    $2002, respectively....................................................      32,065      35,232       64,800
    Inventories............................................................      42,396      56,216       41,810
    Deferred income tax....................................................       2,771       3,160        3,471
    Prepaid expenses.......................................................         648         568          860
                                                                             ----------  ----------  ------------
        Total current assets...............................................     122,773     127,099      145,026
Property, plant and equipment, net.........................................      45,739      75,928       86,505
Other assets...............................................................         708         775        3,759
                                                                             ----------  ----------  ------------
        Total assets.......................................................  $  169,220  $  203,802   $  235,290
                                                                             ----------  ----------  ------------
                                                                             ----------  ----------  ------------

                                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................................  $   58,537  $   72,685   $   66,784
  Accrued liabilities......................................................       6,332       5,117        7,164
  Deferred income tax......................................................      --             957        3,698
  Current portion of long-term debt........................................       3,815       4,139        1,964
  Income taxes payable.....................................................       1,104       2,394        1,412
                                                                             ----------  ----------  ------------
        Total current liabilities..........................................      69,788      85,292       81,022

Long-term debt.............................................................      17,709      14,941       32,443
Other liabilities..........................................................         238         201          207
Deferred income taxes......................................................       1,324       1,230          532

Commitments and Contingencies (note 11)

Shareholders' Equity:
  Preferred stock, $1 par value per share; authorized 2,000,000 shares;
    none issued............................................................          --          --           --
  Common stock, $.01 par value per share; authorized 30,000,000, 30,000,000 and 100,000,000 shares, respectively; issued 14,115,664, 21,446,053 and
    21,810,409, respectively...............................................         141         214          218
  Additional paid-in capital...............................................      43,526      46,061       48,883
  Retained earnings........................................................      36,507      55,876       72,598
  Unrealized loss on investment............................................      --          --             (600)
                                                                             ----------  ----------  ------------
                                                                                 80,174     102,151      121,099
Treasury stock at cost; 78,637, 117,955 and 117,955 shares, respectively...         (13)        (13)         (13)
                                                                             ----------  ----------  ------------
        Total shareholders' equity.........................................      80,161     102,138      121,086
                                                                             ----------  ----------  ------------
        Total liabilities and shareholders' equity.........................  $  169,220  $  203,802   $  235,290
                                                                             ----------  ----------  ------------
                                                                             ----------  ----------  ------------

        See accompanying notes to the consolidated financial statements.

                            BARR LABORATORIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                                                     SIX MONTHS ENDED
                                                                     YEAR ENDED JUNE 30,               DECEMBER 31,
                                                              ----------------------------------  ----------------------
                                                                 1995        1996        1997        1996        1997
                                                              ----------  ----------  ----------  ----------  ----------

                                                                                                       (UNAUDITED)
Revenues:
  Net product sales (including sales to related parties of
    $2,585, $4,296, and $4,971, in 1995, 1996 and 1997,
    respectively)...........................................  $  199,720  $  232,224  $  257,436  $  131,566  $  175,012
  Proceeds from supply agreement............................      --          --          27,050      --          13,583
                                                              ----------  ----------  ----------  ----------  ----------
Total revenues..............................................     199,720     232,224     284,486     131,566     188,595

Costs and expenses:
  Cost of sales.............................................     159,498     189,394     217,196     111,161     133,995
  Selling, general and administrative.......................      19,014      21,695      23,391       8,599      17,607
  Research and development..................................      10,443      11,274      13,536       5,947       8,815
                                                              ----------  ----------  ----------  ----------  ----------
Earnings from operations....................................      10,765       9,861      30,363       5,859      28,178

Interest income.............................................       1,874       2,778       2,398       1,164         697

Interest expense............................................      (2,535)     (1,767)       (939)       (639)       (435)

Other income................................................         118         637         228           7          35
                                                              ----------  ----------  ----------  ----------  ----------

Earnings before income taxes and extraordinary loss.........      10,222      11,509      32,050       6,391      28,475

Income tax expense..........................................       3,852       4,368      12,603       2,396      10,963
                                                              ----------  ----------  ----------  ----------  ----------

Earnings before extraordinary loss..........................       6,370       7,141      19,447       3,995      17,512

Extraordinary loss on early extinguishment of debt, net of
  taxes.....................................................        (145)       (125)     --          --            (790)
                                                              ----------  ----------  ----------  ----------  ----------

Net earnings................................................  $    6,225  $    7,016  $   19,447  $    3,995  $   16,722
                                                              ----------  ----------  ----------  ----------  ----------
                                                              ----------  ----------  ----------  ----------  ----------

                 Earnings per common share:
------------------------------------------------------------
Earnings before extraordinary loss..........................  $     0.32  $     0.34  $     0.92  $     0.19  $     0.82
Net earnings................................................  $     0.31  $     0.33  $     0.92  $     0.19  $     0.78

       Earnings per common share--assuming dilution:
------------------------------------------------------------
Earnings before extraordinary loss..........................  $     0.31  $     0.33  $     0.87  $     0.18  $     0.76
Net earnings................................................  $     0.30  $     0.32  $     0.87  $     0.18  $     0.72

        See accompanying notes to the consolidated financial statements

                            BARR LABORATORIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                    COMMON                                        COMMON STOCK
                                                     STOCK           ADDITIONAL                   IN TREASURY            TOTAL
                                            -----------------------    PAID-IN    RETAINED   ----------------------  SHAREHOLDERS'
                                               SHARES      AMOUNT      CAPITAL    EARNINGS    SHARES      AMOUNT        EQUITY
                                            ------------  ---------  -----------  ---------  ---------  -----------  -------------
BALANCE, JUNE 30, 1994....................     8,783,737  $      88   $  31,591   $  23,318     52,425   $     (13)   $    54,984
Net earnings..............................                                            6,225                                 6,225
Issuance of common stock for exercised
  stock options and employees' stock
  purchase plans..........................        40,757     --             661                                               661
Issuance of common stock upon conversion
  of convertible subordinated notes.......       510,358          5       9,978                                             9,983
                                            ------------  ---------  -----------  ---------  ---------         ---   -------------
BALANCE, JUNE 30, 1995....................     9,334,852         93      42,230      29,543     52,425         (13)        71,853
Net earnings..............................                                            7,016                                 7,016
Issuance of common stock for exercised
  stock options and employees' stock
  purchase plans..........................        80,757          1       1,310                                             1,311
Stock split (3-for-2).....................     4,700,055         47         (14)        (52)    26,212      --                (19)
                                            ------------  ---------  -----------  ---------  ---------         ---   -------------
BALANCE, JUNE 30, 1996....................    14,115,664        141      43,526      36,507     78,637         (13)        80,161
Net earnings..............................                                           19,447                                19,447
Issuance of common stock for exercised
  stock options and employees' stock
  purchase plans..........................       220,526          2       2,549                                             2,551
Stock split (3-for-2).....................     7,109,863         71         (14)        (78)    39,318      --                (21)
                                            ------------  ---------  -----------  ---------  ---------         ---   -------------
BALANCE, JUNE 30, 1997....................    21,446,053  $     214   $  46,061   $  55,876    117,955   $     (13)   $   102,138
                                            ------------  ---------  -----------  ---------  ---------         ---   -------------
                                            ------------  ---------  -----------  ---------  ---------         ---   -------------

        See accompanying notes to the consolidated financial statements.

                            BARR LABORATORIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                (THOUSANDS OF DOLLARS, EXCEPT SHARE INFORMATION)

                                                                                                           SIX MONTHS ENDED,
                                                                              FOR THE YEARS ENDED,
                                                                                    JUNE 30,                  DECEMBER 31,
                                                                         -------------------------------  --------------------
                                                                           1995       1996       1997       1996       1997
                                                                         ---------  ---------  ---------  ---------  ---------

                                                                                                              (UNAUDITED)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
  Net earnings.........................................................  $   6,225  $   7,016  $  19,447  $   3,995  $  16,722
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization......................................      4,429      4,920      4,989      2,443      2,565
    Deferred income tax (benefit) expense..............................       (407)       777        474        (89)     1,732
    Write-off of deferred financing fees associated with early
      extinguishment of debt...........................................        188         31     --         --            195
    (Gain) loss on disposal of equipment...............................       (113)        63       (203)    --         --
  Changes in assets and liabilities:
    (Increase) decrease in:
      Accounts receivable, net.........................................     (5,674)    (4,758)    (3,167)    (1,871)   (29,568)
      Inventories......................................................     (6,540)    (6,506)   (13,820)     3,052     14,406
      Prepaid expenses.................................................        (35)        30         80       (251)      (292)
      Other assets.....................................................        198       (107)      (194)      (150)       233
    Increase (decrease) in:
      Accounts payable and accrued liabilities.........................     23,303      4,047     12,896      1,728     (3,848)
      Income taxes payable.............................................        320       (145)     1,290      1,264       (982)
                                                                         ---------  ---------  ---------  ---------  ---------
    Net cash provided by operating activities..........................     21,894      5,368     21,792     10,121      1,163
                                                                         ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
  Purchases of property, plant and equipment...........................     (6,328)   (16,048)   (35,087)   (11,032)   (13,150)
  Proceeds from sale of property, plant and equipment..................        340        184        239     --             65
  Investment in marketable securities..................................     --         --         --         --         (4,069)
                                                                         ---------  ---------  ---------  ---------  ---------
    Net cash used in investing activities..............................     (5,988)   (15,864)   (34,848)   (11,032)   (17,154)
                                                                         ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
  Principal payments on long-term debt.................................        (62)    (2,043)    (4,081)       (22)   (14,673)
  Proceeds from loans..................................................     --          3,153      1,637      1,387     30,000
  Proceeds from revolving line of credit...............................     --         --         --         --          6,600
  Payments on revolving line of credit.................................     --         --         --         --         (6,600)
  Fees associated with stock split.....................................     --            (19)       (21)    --         --
  Fees associated with conversion of debt to equity....................        (17)    --         --         --         --
  Proceeds from exercise of stock options and employee stock
    purchases..........................................................        661      1,311      2,551        289      2,826
                                                                         ---------  ---------  ---------  ---------  ---------
    Net cash provided by financing activities..........................        582      2,402         86      1,654     18,153
                                                                         ---------  ---------  ---------  ---------  ---------
    (Decrease) increase in cash and cash equivalents...................     16,488     (8,094)   (12,970)       743      2,162
Cash and cash equivalents, beginning of year...........................     36,499     52,987     44,893     44,893     31,923
                                                                         ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents, end of year.................................  $  52,987  $  44,893  $  31,923  $  45,636  $  34,085
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------
Supplemental cash flow data-Cash paid during the year:
  Interest, net of portion capitalized.................................  $   2,541  $   1,727  $     930  $     507  $     187
  Income taxes.........................................................      3,766      3,930     10,830      1,221      9,838
Supplemental disclosure of non-cash financing activity:
  Issuance of 1,148,305 shares of common stock upon conversion of
    $10,000 Convertible Subordinated Notes.............................  $  10,000

        See accompanying notes to the consolidated financial statements.

                            BARR LABORATORIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) PRINCIPLES OF CONSOLIDATION AND OTHER MATTERS

    The consolidated financial statements include the accounts of Barr Laboratories, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

    Sherman Delaware, Inc., and affiliated companies owned 64.1% of the common stock of the Company at June 30, 1997. Dr. Bernard C. Sherman is a principal stockholder of Sherman Delaware, Inc. and a Director of Barr Laboratories, Inc.

    The unaudited interim consolidated financial statements as of December 31, 1997 and for the six months ended December 31, 1996 and 1997 have been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, such unaudited interim consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The operating results for the six months ended December 31, 1997 are not necessarily indicative of the operating results to be expected for the full fiscal year or for any future period.

    Certain amounts in prior years' financial statements have been reclassified to conform with the current year presentation.

(B) CREDIT AND MARKET RISK

    The Company operates in one industry segment; it manufactures, markets and distributes a wide range of generic pharmaceutical products. The Company also distributes a patented breast cancer agent, Tamoxifen Citrate, under an agreement with the Innovator. The Company's manufacturing plants are located in New Jersey, New York and Virginia and its products are sold throughout the United States primarily to wholesale and retail distributors. In addition, the Company manufactures and sells many products to other companies that resell these pharmaceuticals under their own (private) label. In fiscal 1996 and 1997 McKesson Drug Company accounted for approximately 10% and 13% of net product sales, respectively. In fiscal 1995, approximately 10% of net product sales were generated by sales to Cardinal Health, Inc. No other customer accounted for greater than 10% of sales in any of the last three fiscal years. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers.

(C) INVENTORIES

    Inventories are stated at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.

(D) PROPERTY, PLANT AND EQUIPMENT

    Property, Plant and Equipment is recorded at cost. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the terms of the respective leases.

                            BARR LABORATORIES, INC.

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

    The estimated useful lives of the major classification of depreciable assets are:

                                                                                        YEARS
                                                                                        -----
Buildings..........................................................................          45
Building Improvements..............................................................          10
Machinery and Equipment............................................................        3-10
Leasehold Improvements.............................................................        3-10
Automobiles and Trucks.............................................................         3-5

    Maintenance and repairs are charged to operations as incurred; renewals and betterments are capitalized.

(E) RESEARCH AND DEVELOPMENT

    Research and development costs, which consist principally of product development costs, are charged to operations as incurred.

(F) EARNINGS PER SHARE

    On April 11, 1997, the Company's Board of Directors declared a 3-for-2 stock split effected in the form of a 50% stock dividend. Approximately 7.1 million additional shares of common stock were distributed on May 7, 1997 to shareholders of record as of April 24, 1997. On February 21, 1996, the Company's Board of Directors declared a 3-for-2 stock split effected in the form of a 50% stock dividend. Approximately 4.7 million additional shares of common stock were distributed on March 25, 1996 to shareholders of record as of March 4, 1996. All prior year share and per share amounts have been adjusted for the stock splits.

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share ("EPS") and became effective for both interim and annual periods ending after December 15, 1997. All prior period EPS data has been restated to conform with the provisions of SFAS No. 128. The following is a reconciliation of the numerators and denominators used to calculate Earnings per share before extraordinary loss in the Consolidated Statements of Earnings:

                                                                                                    SIX MONTHS ENDED
                                                                       YEAR ENDED JUNE 30,            DECEMBER 31,
                                                                 -------------------------------  --------------------
                                                                   1995       1996       1997       1996       1997
                                                                 ---------  ---------  ---------  ---------  ---------
EARNINGS PER COMMON SHARE:
Earnings before extraordinary loss (numerator).................  $   6,370  $   7,141  $  19,447  $   3,995  $  17,512
Weighted average shares (denominator)..........................     20,125     20,968     21,133     21,074     21,550
  Earnings before extraordinary loss...........................  $    0.32  $    0.34  $    0.92  $    0.19  $    0.82
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------
EARNINGS PER COMMON SHARE--ASSUMING DILUTION:
Earnings before extraordinary loss (numerator).................  $   6,370  $   7,141  $  19,447  $   3,995  $  17,512
Weighted average shares........................................     20,125     20,968     21,133     21,074     21,550
Effect of Dilutive Options.....................................        468        789      1,297      1,148      1,582
                                                                 ---------  ---------  ---------  ---------  ---------
  Weighted averages shares--assuming dilution (denominator)....     20,593     21,757     22,430     22,222     23,132
  Earnings before extraordinary loss...........................  $    0.31  $    0.33  $    0.87  $    0.18  $    0.76
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------

                            BARR LABORATORIES, INC.

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

    During the fiscal year ended June 30, 1995 and the six months ended December 31, 1996 there were 204 and 291, respectively, of outstanding options which were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock for the period.

(G) CASH AND CASH EQUIVALENTS

    Cash equivalents consist of short-term, highly liquid investments (primarily market auction securities with interest rates that are re-set in intervals of 7 to 71 days) which are readily convertible into cash at par value (cost). As of June 30, 1996 and 1997, $20,924 and $11,239, respectively, of the Company's cash was held in a cash collateral account to secure extension of credit to it by the Innovator of Tamoxifen Citrate in accordance with the Distribution and Supply Agreement between the Company and the Innovator.

    In December 1995, the Company and the Innovator of Tamoxifen entered into an Alternative Collateral Agreement ("Collateral Agreement") which suspends certain sections of the Supply and Distribution Agreement ("Distribution Agreement") entered by both parties in March, 1993. Under the Collateral Agreement, extensions of credit to the Company will no longer need to be secured by a letter of credit or cash collateral. However, the Company may at its discretion maintain a balance in the escrow account based on its short-term cash requirements. All remaining terms of the Distribution Agreement remain in place. In return for the elimination of the cash collateral requirement and in lieu of issuing letters of credit, the Company has agreed to pay the Innovator monthly interest based on the average monthly Tamoxifen payable balance, as defined in the agreement, and maintain compliance with certain financial covenants. The Company was in compliance with such covenants at June 30, 1997.

(H) OTHER ASSETS

    DEFERRED FINANCING FEES

    All costs associated with the issuance of debt are being amortized on a straight-line basis over the life of the related debt which matures in 2001 and 2002. The unamortized amounts of $524, $492 and $435 at June 30, 1996, June 30, 1997 and December 31, 1997, respectively, are included in Other Assets in the Consolidated Balance Sheets.

    In connection with the early extinguishment of $2,000 of the 10.15% Senior Secured Notes and the 10.05% convertible subordinated notes, the Company wrote off $188 and $31 in deferred financing fees in 1995 and 1996, respectively. In connection with the November 1997 early extinguishment of the remaining $14,400 of the 10.15% Senior Secured Notes, the Company wrote off $195 in deferred financing fees in the six months ended December 31, 1997. See Note (5) Long-Term Debt.

    INVESTMENT IN WARNER CHILCOTT

    On August 13, 1997 Barr made a strategic investment in Warner Chilcott Public Limited Company ("Warner Chilcott"), a developer, marketer and distributor of specialty pharmaceutical products. In connection with Warner Chilcott's Initial Public Offering ("Offering"), the Company acquired 250,000 Ordinary Shares represented by 250,000 American Depository Shares ("ADSs") at a price equal to the initial public offering price less underwriting discounts and commissions. The initial investment totaled $4,069. In addition, the Company was granted warrants to purchase an additional 250,000 shares in the form of ADSs. Beginning on the first anniversary of the Offering and annually thereafter for the next three years, one-fourth of the warrant will be exercisable by Barr. If Barr does not exercise in full the portion of

                            BARR LABORATORIES, INC.

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

the warrant exercisable during any one year, such portion of the warrant will terminate. Finally, in connection with two product agreements signed with Warner Chilcott, the Company has the opportunity to receive an additional 425,000 shares upon receipt of certain product approvals by Barr.

    At December 31, 1997, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company's investment in Warner Chilcott is included in Other Assets in the Consolidated Balance Sheet and is recorded at market value with the unrealized gain or loss recognized as a separate component of shareholders' equity, net of income taxes.

(I) FAIR VALUE OF FINANCIAL INSTRUMENTS

    CASH, ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE--The carrying amounts of these items are a reasonable estimate of their fair value.

    LONG-TERM DEBT--The fair value of debt at June 30, 1996 and 1997 is estimated at $23 million and $20 million, respectively. Estimates were determined by discounting the future cash flows using rates currently available to the Company.

    The fair value estimates presented herein are based on pertinent information available to management as of June 30, 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

(J) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts and disclosures; actual results may differ.

(K) REVENUE RECOGNITION

    The Company recognizes revenue when goods are shipped.

(L) STOCK-BASED COMPENSATION

    Effective January 1, 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") "ACCOUNTING FOR STOCK-BASED COMPENSATION." SFAS No. 123 requires the Company to either record compensation expense or provide additional disclosures with respect to stock awards and stock option grants made after December 31, 1994. The accompanying Notes to Consolidated Financial Statements include the disclosures required by SFAS No. 123. No compensation expense is recognized pursuant to the Company's stock option plans under SFAS No. 123 which is consistent with prior treatment under Accounting Principles Board Opinion No. 25 ("APB No. 25") "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES."

(2) PROCEEDS FROM SUPPLY AGREEMENT

    In January 1997, Bayer AG and Bayer Corporation ("Bayer") and the Company reached an agreement to settle the then pending litigation regarding Bayer's patent protecting ciprofloxacin hydrochloride ("Settlement Agreement"). As a result, the U.S. Federal Court for the Southern District of New York

                            BARR LABORATORIES, INC.

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

entered a Consent Judgment ending the litigation. In connection with the Settlement Agreement, the Company acknowledged the validity and enforceability of Bayer's world-wide ciprofloxacin patent, received an initial cash payment of $24,550, and signed a contingent, non-exclusive Supply Agreement ("Supply Agreement") which becomes effective in January, 1998 and ends at patent expiry in December, 2003. During the term of the Supply Agreement, Bayer has the option of supplying Barr and an unrelated third party with ciprofloxacin hydrochloride to market and distribute pursuant to a license from Bayer or making quarterly cash payments to Barr beginning in March, 1998. Under terms of the Supply Agreement, Barr accrued revenue of $2,500 in June 1997.

(3) INVENTORIES

    A summary of inventories is as follows:

                                                             JUNE 30,
                                                       --------------------  DECEMBER 31,
                                                         1996       1997         1997
                                                       ---------  ---------  ------------
Raw Materials and Supplies...........................  $  19,648  $  21,403   $   20,062
Work-in-Process......................................      4,920      3,340        7,035
Finished Goods.......................................     17,828     31,473       14,713
                                                       ---------  ---------  ------------
                                                       $  42,396  $  56,216   $   41,810
                                                       ---------  ---------  ------------
                                                       ---------  ---------  ------------

    Tamoxifen Citrate, purchased as a finished product, accounted for $12,590, $23,155 and $6,447 of finished goods inventory at June 30, 1996, June 30, 1997 and December 31, 1997, respectively.

(4) PROPERTY, PLANT AND EQUIPMENT

    A summary of property, plant and equipment is as follows:

                                                                            JUNE 30,
                                                                      --------------------
                                                                        1996       1997
                                                                      ---------  ---------
Land................................................................  $   2,338  $   2,338
Buildings and Improvements..........................................     21,639     23,653
Machinery and Equipment.............................................     36,528     40,209
Leasehold Improvements..............................................      1,659      1,841
Automobiles and Trucks..............................................         68         68
Construction in Progress............................................     13,396     41,686
                                                                      ---------  ---------
                                                                         75,628    109,795
Less: Accumulated Depreciation & Amortization.......................     29,889     33,867
                                                                      ---------  ---------
                                                                      $  45,739  $  75,928
                                                                      ---------  ---------
                                                                      ---------  ---------

    For the years ended June 30, 1995, 1996 and 1997, $176, $526 and $1,801 of interest was capitalized, respectively.

                            BARR LABORATORIES, INC.

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

(5) LONG-TERM DEBT

    A summary of long-term debt is as follows:

                                                                 JUNE 30,
                                                           --------------------  DECEMBER 31,
                                                             1996       1997         1997
                                                           ---------  ---------  ------------
New Jersey Economic Development                            $     371
  Authority Bond (a).....................................             $     328   $      307
10.15% Senior Secured Notes Due                               18,000
  June 28, 2001 (b)......................................                14,400       --
Senior Unsecured Notes (b)...............................     --         --           30,000
Equipment Financing (c)..................................      3,153      4,352        4,100
                                                           ---------  ---------  ------------
                                                              21,524     19,080       34,407
Less Current Installments of                                   3,815
  Long-Term Debt.........................................                 4,139        1,964
                                                           ---------  ---------  ------------
Total Long-Term Debt.....................................  $  17,709  $  14,941   $   32,443
                                                           ---------  ---------  ------------
                                                           ---------  ---------  ------------

------------------------

(a) The New Jersey Economic Development Authority Bond is payable to a bank. Such loan is secured by a first mortgage on land, building and improvements on the facility located at 265 Livingston Street. Interest is charged at 75% of the bank's prime rate. The prime rate was 8.25% and 8.5% at June 30, 1996 and 1997, respectively. Monthly installments are $3.6 plus interest, through December 1999. Upon maturity in January 2000, there will be a final installment equal to the then remaining principal balance of $220.

(b) In June 1991, the Company entered into a note purchase agreement and issued $20,000 of Senior Secured Notes bearing interest at a rate of 10.15%, payable semiannually. In March 1996, the Company negotiated the prepayment of $2,000 of these Notes. The cash payment of $2,213 included a prepayment penalty of $169 and accrued interest through March 15, 1996 of $44. The prepayment penalty of $169 and the related write-off of approximately $31 in previously deferred financing costs resulted in an extraordinary loss, which net of taxes of $76, was $125 or $0.01 per share. The Company began making annual principal payments of $3,600 in June 1997. These notes were collateralized by a first mortgage on the Pomona, New York facility and all machinery and equipment other than machinery and equipment in the Forest, Virginia facility.

    In November 1997, the Company refinanced the outstanding $14,400 Senior Secured Notes with $30,000 of Senior Unsecured Notes with an average interest rate of 6.88% per year. The cash payment of $16,055 included the outstanding principal of $14,400, a prepayment penalty of $1,087 and accrued interest through November 18, 1997 of $568. The prepayment penalty of $1,087 and the related write-off of approximately $195 in previously deferred financing costs resulted in an extraordinary loss for the six months ended December 31, 1997. This extraordinary loss from early extinguishment of debt, net of taxes of $492, was $790 or $0.04 per share. The new Senior Unsecured Notes of $30,000 include a $20,000, 7.01% Note due November 18, 2007 and $10,000, 6.61% Notes due November 18, 2004. Annual principal payments under the Notes total $1,429 through November 2002, $5,429 in 2003 and 2004 and $4,000 in 2005 through 2007.

(c) In April 1996, the Company signed a Loan and Security Agreement with BankAmerica Leasing and Capital Group which provides the Company up to $18,750 in financing for equipment to be purchased

                            BARR LABORATORIES, INC.

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

    through October 1997. Notes entered into under this agreement require no principal payment for the first two quarters; bear interest quarterly at a rate equal to the London Interbank Offer Rate (LIBOR) plus 125 basis points; and have a term of 72 months. LIBOR was 5.625% and 5.813% at June 30, 1996 and June 30, 1997, respectively. The Agreement contains certain financial covenants with which the Company was in compliance as of June 30, 1997. In November 1997, the Company opted not to renew this facility.

    In June 1991, the Company entered into a note purchase agreement and issued $10,000 of convertible subordinated notes bearing interest at the rate of 10.05%, payable semiannually. In February 1995, these notes were converted into 1,148,305 shares of common stock, as adjusted for the 3-for-2 stock splits in March 1996 and May 1997; and the Company incurred an extraordinary loss resulting primarily from the write-off of deferred financing costs. This extraordinary loss from early extinguishment of debt, net of taxes of $92, was $145 or $0.01 per share for the year ended June 30, 1995.

    In November 1997, the Company replaced its $10,000 Secured Revolving Credit facility with Bank of America Illinois with a $20,000 Unsecured Revolving Credit facility ("Revolver"). In addition, the term of the Revolver was extended one year to July 31, 2000. Borrowings under this facility bear interest at LIBOR plus 0.75%. In addition the Company is required to pay a commitment fee equal to
 .25% of the difference between the outstanding borrowings and $20,000. There were no borrowings outstanding under the Revolving Credit Facility at December 31, 1997.

    At June 30, 1997, principal maturities of existing long-term debt for the next five years and thereafter are as follows:

YEAR ENDING
  JUNE 30,
---------------------------------------------------------------------------------
1998.............................................................................  $   4,139
1999.............................................................................      4,139
2000.............................................................................      4,337
2001.............................................................................      4,095
2002.............................................................................      1,756
Thereafter.......................................................................        614

(6) RELATED-PARTY TRANSACTIONS

    The Company's related party transactions were with affiliated companies of Dr. Bernard C. Sherman. During the years ended June 30, 1995, 1996, and 1997, the Company purchased $435, $1,800, and $1,800, respectively, of bulk pharmaceutical material from such companies. In addition, the Company sold certain of its pharmaceutical products and bulk pharmaceutical materials to five other companies owned by Dr. Bernard Sherman and was paid an aggregate of approximately $2,585, $4,296 and 4,971, upon such sales during the years ended June 30, 1995, 1996, and 1997, respectively. During fiscal 1996, the Company also entered a multi-year agreement with a Company owned by Dr. Sherman to share litigation costs in connection with one of its patent challenges. For the years ended June 30, 1996 and 1997 the Company received $570 and $987 respectively, in connection with such agreement which was recorded as a reduction to selling, general and administrative expenses.

    In June 1992, a shareholder action was filed against the Company and Edwin
A. Cohen, then President of the Company, and Louis J. Guerci, who was a Vice President of the Company. In November 1994, the Company agreed to settle this matter. Management strongly believed that the case was

                            BARR LABORATORIES, INC.

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

without merit, but determined that it was in the Company's best interest to settle rather than participate in continued litigation. In December 1994, the court approved the settlement. As of June 30, 1997, the final payment amount (on the "claims made basis") of $1,500 has been paid, approximately one-half by the Company and one-half by the Company's insurance company.

    During the years ended June 30, 1995, 1996 and 1997, Mr. Cohen earned $250, $213 and $250, respectively, under a consulting agreement.

(7) INCOME TAXES

    A summary of the components of income tax expense is as follows:

                                                                    YEAR ENDED JUNE 30,
                                                              -------------------------------
                                                                1995       1996       1997
                                                              ---------  ---------  ---------
Federal:
  Current...................................................  $   3,680  $   3,110  $  10,757
  Deferred..................................................       (242)       617        294
                                                              ---------  ---------  ---------
                                                                  3,438      3,727     11,051
                                                              ---------  ---------  ---------
State:
  Current...................................................        487        405      1,372
  Deferred..................................................       (165)       160        180
                                                              ---------  ---------  ---------
                                                                    322        565      1,552
                                                              ---------  ---------  ---------
                                                              $   3,760  $   4,292  $  12,603
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

    Income tax expense for the years ended June 30, 1995, 1996 and 1997 is included in the financial statements as follows:

                                                                1995       1996       1997
                                                              ---------  ---------  ---------
Continuing operations.......................................  $   3,852  $   4,368  $  12,603
Extraordinary loss on early extinguishment of debt..........        (92)       (76)    --
                                                              ---------  ---------  ---------
                                                              $   3,760  $   4,292  $  12,603
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

    The provision for income taxes differs from amounts computed by applying the statutory federal income tax rate to income before taxes due to the following:

                                                                    YEAR ENDED JUNE 30,
                                                              -------------------------------
                                                                1995       1996       1997
                                                              ---------  ---------  ---------
Federal Income Taxes at Statutory Rate......................  $   3,475  $   3,958  $  11,214
State Income Taxes, Net of Federal Income Tax Effect........        212        360      1,070
Other, Net..................................................         73        (26)       319
                                                              ---------  ---------  ---------
                                                              $   3,760  $   4,292  $  12,603
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

                            BARR LABORATORIES, INC.

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

    The temporary differences that give rise to deferred tax assets and liabilities as of June 30, 1996 and 1997 are as follows:

                                                              1996       1997
                                                         ---------  ---------
Deferred Tax Assets:
  Receivable Reserves..................................  $     776  $     561
  Inventory Reserves...................................        187        990
  Inventory Capitalization.............................        552        706
  Other Operating Reserves.............................      1,256        903
                                                         ---------  ---------
Total Deferred Tax Assets..............................      2,771      3,160

Deferred Tax Liabilities:
  Plant and Equipment..................................     (1,324)    (1,230)
  Proceeds from Supply Agreement.......................     --           (957)
                                                         ---------  ---------
Total Deferred Tax Liabilities.........................     (1,324)    (2,187)
                                                         ---------  ---------
Net Deferred Tax Asset.................................  $   1,447  $     973
                                                         ---------  ---------
                                                         ---------  ---------

    INTERNAL REVENUE SERVICE ("IRS")

    In December 1995, the Company received a "30-day" letter from the IRS disallowing approximately $750 in research and development tax credits, originating from the fiscal years ended June 30, 1987 through June 30, 1992, on the grounds that research and development tax credits taken in developing generic drugs for approval under the ANDA procedure are excluded from the definition of the term "qualified research" by the duplication exclusion contained in section 41(d)(4)(C) of the IRS codes, and other grounds. On May 12, 1997 the Company settled the claim with the IRS, without agreeing that the Company's activities do not qualify for credit, for approximately $822 including interest. A provision for an estimate of the settlement amount had been previously included in the Company's 1996 consolidated financial statements, and therefore the payment did not have a significant adverse effect on the Company's 1997 consolidated financial statements.

(8) SHAREHOLDERS' EQUITY

    EMPLOYEE STOCK OPTION PLANS

    The Company has stock option plans, which were approved by the shareholders and which authorize the granting of options to officers and certain key employees to purchase the Company's common stock at a price equal to the market price on the date of grant.

    During fiscal 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Stock Incentive Plan ("the 1993 Option Plan") in order to ensure, among other things, that the Company would continue to have an adequate number of shares of common stock available for grants of incentive and unqualified stock options.

    The Company's other option plan was approved by the shareholders in 1986 ("the 1986 Option Plan"). As of June 30, 1996, options will no longer be granted under this Plan.

                            BARR LABORATORIES, INC.

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

    In December 1996, the shareholders ratified an amendment to the 1993 Option Plan which increased the number of shares of Common stock which may be granted by 1,125,000 to a total of 2,812,500 (after giving effect to the May 1997 3-for-2 stock split).

    All options granted under the 1993 Option Plan and 1986 Option Plan through June 30, 1996 are exercisable between one and two years from the date of grant and expire ten years after the date of grant except in cases of death or termination of employment as defined in each Plan. Options issued during the fiscal year ended June 30, 1997 are exercisable between 1 and 3 years from the date of grant. Also, to date, no option has been granted under either the 1993 Option Plan or the 1986 Option Plan at a price below the current market price of the Company's common stock on the date of grant.

    A summary of the activity resulting from all plans, adjusted for the March 1996 and May 1997 3-for-2 stock splits, is as follows:

                                                                    NO. OF
                                                                    SHARES      OPTION PRICE
                                                                 ------------  --------------
Outstanding at 6/30/94.........................................    1,053,571   $    1.94-9.00

Granted........................................................      433,125       9.64-11.24

Canceled.......................................................      (21,390)       4.00-9.64

Exercised......................................................      (40,500)       1.94-7.66
                                                                 ------------

Outstanding at 6/30/95.........................................    1,424,806       1.94-11.24

Granted........................................................      573,741      10.52-10.64

Canceled.......................................................      (50,062)      2.83-10.52

Exercised......................................................     (110,437)      2.44-10.83
                                                                 ------------

Outstanding at 6/30/96.........................................    1,838,048       1.94-11.24

Granted........................................................      330,406      17.54-37.38

Canceled.......................................................       (1,125)           10.52

Exercised......................................................     (181,938)      1.94-10.94
                                                                 ------------

Outstanding at 6/30/97.........................................    1,985,391       1.94-37.38
                                                                 ------------
                                                                 ------------

Exercised to date through 6/30/97..............................      864,395

Expired under 1986 Plan........................................       64,165

Available for Grant (4,162,500 authorized).....................    1,248,549

Exercisable at 6/30/97.........................................    1,289,942   $   1.94-11.24

    NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

    During fiscal year 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"). An aggregate of 337,500 shares of common stock were authorized to be granted under the Directors' Plan. In December, 1996 the shareholders ratified an amendment to the Directors Plan which increased the number of shares of common stock which may be granted by 225,000 to a total of 562,500. This formula plan, among other things, enhances

                            BARR LABORATORIES, INC.

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

the Company's ability to attract and retain experienced directors. In December 1995, the number of shares which each non-employee director is optioned was increased from 6,750 to 11,250 shares on the grant date, except in the case of the first grant date (which was the date of the 1993 Annual Meeting) where each eligible director was optioned 27,000 shares.

    All options granted under the Directors' Plan have ten-year terms and are exercisable at an option exercise price equal to the market price of common stock on the date of grant. Each option is exercisable on the date of the first annual shareholders' meeting immediately following the date of grant of the option, provided there has been no interruption of the optionee's service on the Board before that date. The following is a summary of activity, adjusted for the March 1996 and May 1997 3-for-2 stock splits, for the three fiscal years ended June 30, 1997:

                                                                       NO. OF
                                                                       SHARES    OPTION PRICE
                                                                      ---------  -------------
Outstanding at 6/30/94..............................................    108,000  $        9.16

Granted.............................................................     40,500          11.38
                                                                      ---------

Outstanding at 6/30/95..............................................    148,500     9.16-11.38

Granted.............................................................     67,500          10.33
                                                                      ---------

Outstanding at 6/30/96..............................................    216,000     9.16-11.38

Granted.............................................................     67,500          17.25

Exercised...........................................................    (40,000)          9.16
                                                                      ---------

Outstanding at 6/30/97..............................................    243,500     9.16-17.25
                                                                      ---------
                                                                      ---------

Available for Grant (562,500 authorized)............................    279,000
                                                                      ---------
                                                                      ---------

Exercisable at 6/30/97..............................................    176,000  $  9.16-11.38
                                                                      ---------
                                                                      ---------

    EMPLOYEE STOCK PURCHASE PLAN

    During fiscal 1994, the shareholders ratified the adoption by the Board of Directors of the 1993 Employee Stock Purchase Plan (the "Purchase Plan") to offer employees an inducement to acquire an ownership interest in the Company. After giving effect for the May, 1997 stock split the Purchase Plan permits eligible employees to purchase, through regular payroll deductions, an aggregate of 450,000 shares of common stock at approximately 85% of the fair market value of such shares. Under the Plan, purchases were 51,202, 59,977 and 50,916 for the years ended June 30, 1995, 1996 and 1997, respectively.

    The Company applies APB No. 25 and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the

                            BARR LABORATORIES, INC.

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                                 1996       1997
                                                                                               ---------  ---------
Net income...................................................................  As reported     $   7,016  $  19,447
                                                                               Pro forma           6,637     18,120

Net earnings per share.......................................................  As reported     $    0.33  $    0.92
                                                                               Pro forma            0.32       0.86

Net earnings per share--assuming dilution....................................  As reported     $    0.32  $    0.87
                                                                               Pro forma            0.31       0.81

    The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1996 and 1997, respectively: dividend yield of 0% in both years; expected volatility of 38.5% and 42.6%; weighted-average risk-free interest rates of 5.8% and 6.3%; and expected option life of 3 years for the 1993 Option Plan and 4 years for the Directors' Plan.

    The following table summarizes information about stock options outstanding at June 30, 1997:

                           OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
               --------------------------------------------  -------------------------
                                                WEIGHTED                   WEIGHTED
  RANGE OF       NUMBER     WEIGHTED AVERAGE     AVERAGE       NUMBER       AVERAGE
  EXERCISE     OUTSTANDING     REMAINING        EXERCISE     EXERCISABLE   EXERCISE
   PRICES      AT 6/30/97   CONTRACTUAL LIFE      PRICE      AT 6/30/97      PRICE
-------------  -----------  ----------------  -------------  ----------  -------------
$   1.94-6.00     554,164        4.8 years      $    4.16       470,915    $    4.08
   7.55-11.38   1,276,821        7.2 years           9.77       995,027         9.56
  17.25-19.29     387,406        9.3 years          18.82        --           --
  22.12-37.38      10,500        9.9 years          30.84        --           --
               -----------                                   ----------
                2,228,891                                     1,465,942
               -----------                                   ----------
               -----------                                   ----------

(9) SAVINGS AND RETIREMENT PLAN

    The Company has a savings and retirement plan (the "401(k) Plan") which is intended to qualify under Section 401(k) of the Internal Revenue Code. Employees are eligible to participate in the 401(k) Plan in the first month following the month of hire. Prior to June 30, 1995, under the terms of the 401(k) Plan, participating employees could contribute up to a maximum of 15% of their earnings (9% of their earnings before taxes and up to 6% of after-tax earnings). Beginning July 1, 1995, participating employees may contribute up to a maximum of 12% of their earnings before or after taxes. The Company is required, pursuant to the terms of its union contract, to contribute to each union employee's account an amount equal to the 2% minimum contribution made by such employee. The Company may, at its discretion, contribute a percentage of the amount contributed by an employee to the 401(k) Plan up to a maximum of 10% of such employee's compensation. Participants are always fully vested with respect to their own salary and cash contributions and any profits arising therefrom. Participants become vested with respect to 20% of the Company's contributions to their accounts and any profits arising therefrom for each full year of employment with the Company and thus become fully vested after five full years of employment.

    The Company's contributions to the 401(k) Plan were $1,173, $1,488 and $1,745, for the years ended June 30, 1995, 1996, and 1997, respectively.

                            BARR LABORATORIES, INC.

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

(10) OTHER INCOME

    A summary of other income is as follows:

                                                                               YEAR ENDED JUNE 30,
                                                                         -------------------------------
                                                                           1995       1996       1997
                                                                         ---------  ---------  ---------
Net Gain (Loss) on Sale of Equipment...................................  $     113  $     (63) $     203
Joint Venture Litigation (a)...........................................     --            694     --
Other..................................................................          5          6         25
                                                                         ---------        ---  ---------
Other Income...........................................................  $     118  $     637  $     228
                                                                         ---------        ---  ---------
                                                                         ---------        ---  ---------

(a) In May 1996, the Company and an affiliated company reached an agreement with a former partner in a joint venture and received on June 10, 1996, $694 of a $1,000 deposit which was paid in escrow in furtherance of the possible joint venture. The Company had previously written off the $1,000 investment in the fourth quarter of fiscal 1992.

(11) COMMITMENTS AND CONTINGENCIES

    The Company is party to various operating leases which relate to the rental of office and plant facilities and of equipment. The Company is satisfied with its ability to extend such leases, if necessary. Rent expense charged to operations was $1,217, $1,126 and $1,314 in 1995, 1996 and 1997, respectively.
Future minimum rental payments, exclusive of taxes, insurance and other costs under noncancellable long-term operating lease commitments, are as follows:

                                                                                       MINIMUM
                                    YEAR ENDING                                        RENTAL
                                     JUNE 30,                                         PAYMENTS
-----------------------------------------------------------------------------------  -----------
1998...............................................................................   $   1,168
1999...............................................................................         806
2000...............................................................................         161
2001...............................................................................          49
Thereafter.........................................................................      --

    PRODUCT LIABILITY

    The Company maintains product liability insurance coverage in the amount of $20,000. No significant product liability suit has ever been filed against the Company, however, if one were filed and such a case were successful against the Company, it could have a material adverse effect upon the business and financial condition of the Company to the extent such judgment was not covered by insurance or exceeded the policy limits.

    SHAREHOLDER ACTION

    On November 16, 1994, the Company agreed to settle a 1992 shareholder action, filed against the Company and two former officers, which alleged the violation of certain SEC regulations. In December 1994, the Court approved the settlement.

                            BARR LABORATORIES, INC.

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

(11) COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Management strongly believed that the case was without merit, but determined that it was in the Company's best interest to settle rather than participate in continued litigation. As of June 30, 1997, the total settlement, valued at approximately $1,500, was shared equally by the Company and its insurers. A provision for the Company's estimated share of the cost of the action had been previously included in the Company's 1994 consolidated financial statements.

    OTHER LITIGATION

    As of June 1997, the Company was involved with other lawsuits incidental to its business, including patent infringement actions. Management of the Company, based on the advice of legal counsel, believes that the ultimate disposition of such other lawsuits will not have any significant adverse effect on the Company's consolidated financial statements.

                            BARR LABORATORIES, INC.

              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

(12)  QUARTERLY DATA (UNAUDITED)

    A summary of the quarterly results of operations is as follows:

                                                                              THREE-MONTH PERIOD ENDED
                                                                 --------------------------------------------------
                                                                  SEPT. 30      DEC. 31      MAR. 31      JUNE 30
                                                                 -----------  -----------  -----------  -----------
                                                                     (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE
                                                                                      AMOUNTS)
FISCAL YEAR 1997:
Total revenues (1).............................................   $  64,231    $  67,335    $  84,714    $  68,206
Cost of sales..................................................      53,476       57,685       50,959       55,076

Net earnings...................................................       1,767        2,228       14,925          527

Net earnings per common share (2)..............................   $    0.08    $    0.11    $    0.71    $    0.02
Net earnings per common share -- assuming dilution (2).........        0.08         0.10         0.66         0.02
PRICE RANGE OF COMMON STOCK (3)
High...........................................................   $   20.00    $   19.33    $   28.00    $   49.75
Low............................................................       14.75        16.83        16.42        24.38

FISCAL YEAR 1996:
Total revenues.................................................   $  54,176    $  57,465    $  60,088    $  60,495
Cost of sales..................................................      43,459       46,541       49,405       49,989
Earnings before extraordinary loss on early extinguishment of
  debt.........................................................       2,201        1,989        1,269        1,682
Net earnings...................................................       2,201        1,989        1,144        1,682

Earnings per common share (2):
  Earnings before extraordinary loss...........................   $    0.11    $    0.09    $    0.06    $    0.08
  Net earnings.................................................        0.11         0.09         0.05         0.08

Earnings per common share -- assuming dilution (2):
  Earnings before extraordinary loss...........................   $    0.10    $    0.09    $    0.06    $    0.08
  Net earnings.................................................        0.10         0.09         0.05         0.08

PRICE RANGE OF COMMON STOCK (3)
High...........................................................   $   10.94    $   13.67    $   18.33    $   20.83
Low............................................................        9.11         9.33        11.39        16.42

------------------------

(1) Amounts include Proceeds from Supply Agreement of $24,550 and $2,500 for the quarters ended March 31, 1997 and June 30, 1997, respectively.

(2) The sum of the individual quarters may not equal the full year amounts due to the effects of the market prices in the application of the treasury stock method. During its two most recent fiscal years, the Company paid no cash dividend.

(3) The Company's common stock is listed and traded on the American Stock Exchange. At June 30, 1997, there were approximately 723 record shareholders of common stock. The Company believes that a significant number of beneficial owners hold their shares in street name.

No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offer contained herein, and if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholders or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, shares of Common Stock in any jurisdiction to any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction or in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS
                  -------------------------------------------

Available Information...........................          2
Incorporation of Certain Documents by
  Reference.....................................          2
Prospectus Summary..............................          3
Risk Factors....................................          7
Use of Proceeds.................................         13
Price Range of Common Stock.....................         13
Dividend Policy.................................         13
Capitalization..................................         14
Selected Consolidated Financial Data............         15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         16
Business........................................         22
Management......................................         38
Selling Stockholders............................         41
Description of Capital Stock....................         41
Underwriting....................................         42
Legal Matters...................................         43
Experts.........................................         43
Index to Consolidated Financial
  Statements....................................        F-1

PROSPECTUS                                                        March 11, 1998

                                     [LOGO]

                                3,400,000 Shares

                            BARR LABORATORIES, INC.

                                  Common Stock

                          SBC WARBURG DILLON READ INC.
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION